SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
MANAGEMENT REPORT – FIRST HALF OF 2003

1. To the Stockholders

We hereby submit to your appreciation the Management Report and Financial Statements of Unibanco – União de Bancos Brasileiros S.A and its subsidiaries for the first half of 2003, describing our main activities and the results achieved during this period. The document also provides performance comparisons for each core businesses and comments on the main projects and initiatives that have ensured Unibanco’s balanced and ongoing growth.

2. Macroeconomic Environment

The second quarter of the year showed some progress in the economic area, despite the contraction in demand. Country risk perception, as measured by the EMBI+ index, dropped even further, having reached 700 to 800 basis points towards the end of 1H03, which led the foreign exchange rate to stabilize at R$ 2.872/US$. The factors that had a favorable impact on this process were continuity and better than expected performance of the fiscal adjustment, the evolution of the government-funded retirement pension scheme reform and the drop in inflation.

Primary surplus up to June 2003 reached R$40 billion, above the target of R$34.5 billion for the first half-year period. Public debt reached 55.4% of GDP, almost 2% below the end of 2002 figure. Furthermore, the trade balance posted US$10.4 billion surplus for the first half of the year, bringing the accumulated figure for the last 12 months to US$21 billion, the country’s highest ever. Current account deficit was eliminated.

Inflation lost steam during the course of the second quarter. Average monthly inflation for this period was approximately 0.5%, vs. 1.7% per month over the first quarter of this year and 2.2% in the last quarter of 2002.

The drop in current inflation, as well as in the expectation for future inflation, allowed a reduction in interest rates starting in June. Moreover, as the market began anticipating a reduction in overnight interest rates, future interest rates (which had been pointing to a 29-30% a year rate at the beginning of 2003) moved to a projected annual interest rate of approximately 20% at the beginning of the second half of the year. This process of interest rate reduction might be an early indicator of a recovery of the level of activity in the economy.

The statistics available at the end of the first half of the year still show a gloomy economy. Figures as of June, as an example, posted a credit growth of only 0.7% vs. December 2002 figures. Total credit as a percentage of GDP stood at 24.7%, in June, higher than the 24.3% of GDP reached in December 2002. As the economy recovers, driven by declining interest rates and lower compulsory deposits, we expect to see higher credit levels than those posted recently.

3. Income, Stockholders’ Equity and Dividends

Operating income in 1H03 amounted to R$1,023 million, reflecting a 45.7% growth compared to 1H02. The main drivers of this growth were higher service revenues, administrative expenses under control and lower expense with provision for loan losses.

1H03 net income reached R$491 million, up 3.4% Y-o-Y. The annualized return on average equity for the first half of 2003 was of 15.2%. 1H03 net income was also influenced by the increase in the expenses with provision for income taxes and social contribution. Losses resulting from the foreign exchange rate fluctuation on investments abroad, led by the 18.7% US dollar devaluation in the 1H03, are non-deductible, whereas gains from hedging are taxable. However, it is important to note that the final income tax and social contribution expense figure will be defined based on the year-end exchange rate.

Stockholders’ equity stood at R$6,847 million in June 2003, a 4.4% growth vs. December 2002 balance. Earnings per 1000 shares reached R$3.56 in the 1H03.

In July 2003, Unibanco paid interest on capital stock amounting to R$166.4 million. This distribution represents 35.7% over net income figure – after constituting a 5% legal reserve – well above Brazilian legal minimum requirements of 25% and in line with Unibanco’s dividends policy which establishes the distribution of 35% of net income to be paid as dividends.

Financial intermediation before provisions amounted to R$3,762 million, up 47.4% compared to 1H02. Both revenues and expenses from financial intermediation were mostly affected by the foreign exchange rate fluctuation in the period. Expenses with provisions for loan losses dropped by 32.3% compared to the same period last year, reaching R$697 million.

At the end of June 2003, Unibanco’s securities portfolio stood at R$15,816 million, of which 35% were classified as trading securities, 32% as securities available for sale and 33% as securities held to maturity. Unibanco and its subsidiaries classified part of their portfolio as securities held to maturity. The parameters for defining the financial capacity for doing so are the terms, interest rates (positive spread) and currencies of its passive investments.

1H03 fee income grew by 10.9% vs. 1H02, reaching R$1,369 million, mainly due to a 21.5% growth in banking fees and commissions. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate and number of products per client, as well as several Mergers and Acquisitions transactions arranged by Unibanco during this quarter

1H03 total personnel and administrative expenses of R$2,160 million, posted a 5.0% increase Y-o-Y, below the inflation measured by IPC-A for the period of 16.6%.

4. Assets and Liabilities

Unibanco’s consolidated total assets reached R$66,091 million on June 30, 2003, The main change in assets consisted of a reduction in interbank liquidity investments. Unibanco, upon request of the Central Bank acted as a dealer in the amount of R$8 billion on December 31, 2002.The bank was not a dealer on June 30, 2003.

In June 2003, the consolidated loan portfolio stood at R$26,195 million. In the same period, the balance for the consolidated allowance for loan losses totaled R$1,481, representing 5.7% of the portfolio. Of this total R$195 million are based on more conservative percentages than those required by the Regulatory Authority.

In June 2003, Unibanco’s overall funding reached R$74,997 million, including R$23,025 million in investment funds and assets under management.

Until July 2003, Unibanco raised approximately US$1 billion in funding through eight issuance of Eurobonds and one securitization transaction. Such fund raising presented decreasing costs and longer duration.

In June 2003, the BIS ratio stood at 16.7% , well above the minimum required by the Brazilian Central Bank of 11%.

5. Retail Bank

The ContAtiva (“Active Account”) program achieved its target of 1.8 million new bank accounts in February 2003, nine months ahead of the original schedule. The success of the program led to the introduction, in February 2003, of the ContAtiva 2, which goal is to add 3.6 million customers over 5 years, in line with Unibanco’s strategic objective of permanent client base growth.

346,000 new accounts were opened in 1H03. The mix of clients improved because the most profitable segments (UniClass Empresas, Uniclass Pessoa Física and Empresas Exclusivo) had a larger share of this growth.

Current-account holders of 4.1 million, plus investors in savings accounts, and retirees reached 5.8 million clients under the Unibanco brand by the end of the first half-year period. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), the total client base of Unibanco Group reached 12.9 million.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 12,809 points of service at the end of June 2003: 876 branches, 424 corporate-site branches, 109 Fininvest stores, 8,905 Fininvest points of sales (retailers), 155 LuizaCred stores, 354 InvestCred stores, and 1,986 Banco 24 Horas sites (ATMs).

In the credit card segment, Unibanco operates through its subsidiaries Unicard Banco Múltiplo S.A., Fininvest, as well as through Credicard Group (Credicard, Redecard and Orbitall).

In April 2003, Banco Credibanco S.A. was incorporated by Banco Bandeirantes S.A., the latter being renamed Unicard Banco Múltiplo S.A. This company consolidates the credit card operations as well as Credibanco’s operations. Unicard’s credit card business posted net income at R$43 million in the first half of 2003.

The Credicard Group – formed by the companies Credicard, Redecard and Orbitall – contributed with R$82 million to Unibanco’s earnings in the first half of 2003. Revenues for the group were R$17.8 billion in 1H03, up 21.1% Y-o-Y.

Fininvest contributed with R$50 million to Unibanco’s net income, representing a 85.2% ROAE growth vs. 1H02. Annualized ROAE stood at 38.9% in 1H03. The change in the product mix and credit policies implemented in 2Q02, resulted in a R$122 million reduction of loan losses in 1H03 when compared to 2H02, representing a 43.9% drop. The company, excluding LuizaCred, ended the first half of 2003 with R$1.1 billion in loans (10.3% down from 2S02), 3.5 million active customers, and 109 stores in the country’s main markets.

LuizaCred, Fininvest’s subsidiary, reached a net income of R$8 million in 1H03, up 33.3% Y-o-Y. Annualized ROAE stood at 58.3%.

Banco InvestCred Unibanco posted net income of R$14 million in 1H03. Annualized ROAE stood at 23.9% in the period. At the end of June, the loan portfolio totaled R$558 million and total active customers reached 2.5 million.

Banco Dibens posted net income of R$14 million in 1H03 and an annualized ROAE of 17.1%. The bank ended the period with a R$1.3 billion loan portfolio, up 8.3% Y-o-Y, despite the auto market retraction over the period.

Banco1.net ended 1H03 with R$30 million in loans and R$413 million in funds under management. Earnings before taxes, amortization and depreciation was R$800,000 in 1H03. The company posted a reduction in the level of provision for loan losses, a growth in fee revenues and a reduction in administrative expenses. Investshop Corretora, a brokerage house wholly owned by Banco1.net, reached the end of 1H03 with a R$1.7 billion in trading volume, a 181% growth vs. 1H02.

6. Wholesale Bank

The Wholesale Bank currently services approximately 2,600 companies with annual sales over R$40 million, and some 300 domestic and international institutional investors. The coverage structure comprises of sector intelligence, regional offices, and presence in the main international financial centers.

In Fixed Income Distribution, Unibanco Securities launched, at the beginning of the year, Unibanco AutoExec product thereby becoming the only Brazilian bank capable of trading, in real time, Brazilian securities issued abroad. By the end of the first half of the year, electronic trading had accounted for 27% of the total volume traded with clients. The introduction of this product helped Unibanco Securities to expand its operations to countries such as Hong Kong, Israel and Turkey, among others. Trading with clients and counterparts amounted to US$9 billion in both sovereign and corporate securities. This volume reflected a growth of roughly 110% relative to the first half of 2002. Approximately 60% of this amount concerned sovereign debt instruments. The other 40% were related to corporate securities. With respect to Unibanco’s funding in foreign markets, Unibanco Securities was responsible for the primary distribution of slightly more than 70% of the total, including issues in US dollars and Euros.

As one of the major financial agents in the BNDES (Brazilian Development Bank) onlendings segment, Unibanco was placed among the top three banks in the entity ranking for the last years. By the end of 2003, Unibanco stayed in the third place on the general BNDES ranking, and in second place on the ranking of the Export Financing Program – BNDES exim. Currently Unibanco has 15 projects at different stages of analysis at the BNDES, representing around R$250 million in disbursements for the second half of the year. Highlights for the period also include the onlending of funds from IFC (International Finance Corporation) and DEG (Deutsche Investitions) for infrastructure projects totaling US$77 million in disbursements (approximately R$250 million).

In terms of Project Finance advisory services, Unibanco participated in the completion of a R$135 million financing program for the construction of the Ponte de Pedra hydroelectric power plant, for which Unibanco was the financial advisor and leader of the financial structure. Unibanco was hired by Queiroz Galvão Perfuraç&otidle;es S.A. and Coplex Petróleo do Brasil Ltda. to act as financial advisor and leader in the structuring of the Project Coral financing via an IFC US$25 million 5-year term funding. Unibanco was also the coordinating leader in a R$33.6 million 10-year term syndicated loan of BNDES for the Vale do Rosário project (expansion of the co-generation power station) of Cia. Açucareira Vale do Rosário.

In Mergers and Acquisitions, Unibanco advised Klabin in the sale of Riocell to Aracruz for US$610.5 million, the largest M&A transactions carried out in the Brazilian market in 1H03. The bank also took part, in the first half of the year, in two other transactions involving media asset sales.

In Cash Management, some 83,000 customers use Unibanco’s cash management services, such as payment and credit. In the first half of the year, a new product called Compror CTF – Total Fleet Control in association with CTF Technologies do Brasil was introduced to fuel distributors, Petrobras and Ipiranga. This product is designed for companies in transportation segment that operate with their own fleet throughout the country. At the end of the first half of the year, more than 100 transporters were already using this product.

7. Insurance and Private Pension Plan

The insurance and private pension funds business posted net income of R$147 million in 1H03 with an annualized ROAE of 24.1%. 1H03‘s revenues amounted to R$1,856 million, 55.4% above 1H02 and above market growth in the period of 23.8%.

According to the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP – Associação Nacional de Previdência Privada (National Association of Private Pension Funds), Unibanco’s insurance and pension fund companies ranked 3rd in consolidated terms with a 9.0% market share (May/2003 figures).

Technical reserves amounted to R$3.5 billion at the end of the first half of 2003, increasing 45.8% relative to 1H02.

7.1 Insurance

Net premiums written of R$1,119 million in 1H03 were up 24.6% compared to 1H02. The first half-year period’s operating results were favorably influenced by the sale of corporate policies, especially in the aviation segment, and financial coverage for credit cards, as well as a reduction in volume of claims.

According to the latest industry data, released by SUSEP in May, Unibanco AIG Seguros maintained the top position in the coverage of property risks ranking, with premiums of R$268 million, up 23% vs. 1H02. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The combined ratio of the insurance companies in 1H03 was 99.4% vs. the market projected average of 104.6%, based on figures from SUSEP up to May 2003. The company has the best combined ratio relative to its main competitors. The same ratio, under a broader concept, which includes the financial revenues from technical reserves (extended combined ratio) reached 82.4% in the period.

The insurance companies’ technical reserves reached R$809 million at the end of 1H03, up 12.2% vs. the same period of last year.

7.2 Private Pension Plans

Unibanco AIG Previdência earned R$24 million in net income in 1H03, up 33.3% Y-o-Y. 1H03 gross sales revenues reached R$737 million, up 148.9% Y-o-Y. Revenue growth is connected to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts. VGBL was launched in September 2002, and had revenues of R$199 million in 1H03. Unibanco AIG Previdência ranked second in pension plan sales until June 2003, with 12.8% market share, according to the ANAPP official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for June 2003, Unibanco AIG Previdência ranked second in terms of accrued sales for the year, with a volume of R$429 million. The company services approximately 566,000 individual customers and 1,060 corporate clients.

In June 2003, technical reserves stood at R$2.7 billion, up 68.8% over 1H02.

8. Wealth Management

Unibanco Asset Management – UAM ended 1H03 with R$23 billion in assets under management, up 25,3% in the first half-year period.

In May, the Fitch Atlantic Ratings risk committee confirmed an AAA rating for UAM, valid for 12 months. This rating is only granted to top quality asset management companies. Standard & Poor’s also confirmed an AMP-1 rating for UAM, the highest in the scale used to evaluate management practices employed by fund managers.

Private Banking business maintained the growth pace of the previous first half-year period with total assets under management up 13.7% Y-o-Y.

According to ANBID data for May 2003, Unibanco Private Banking market share was 7.6% of total funds and managed portfolios in the segment.

9. Unibanco Pessoas (Human Resources)

In 1H03, Unibanco hired some 2.100 professionals. The group’s total staff, in June 2003, totaled 26,520 professionals.

Concerning training and development, in 1H03, R$6,5 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

10. Corporate Risk Management

The area of Corporate Risk Management is independent from the treasury function and evaluates market risks every day. This area collects and maps the positions in financial instruments and surveys the risk factors determined by the market: interest rates, foreign exchange rates, and the price of stock and commodities, which will then be processed through the Value-at-Risk method.

In line with the proposals set forth in the New Capital Agreement of Basel, Unibanco has been fine-tuning the tools used to manage credit risks and operating risks, so as to anticipate possible regulations requirements.

Concerning Credit Risk management, Unibanco employs portfolio management tools that can consolidate risks, foretell trends and monitor capital requirements, in addition to establishing prudent limits. Furthermore, Unibanco has added new methods for analyzing the Wholesale Bank’s rating models as well as the Retail Banks’ scoring system, checking for adherence to requirements and simulating stress scenarios.

As for Operating Risk, by applying the international market’s best practices, Unibanco has been improving its systems for evaluating the identification of losses and internal control environment, so as to minimize its exposure to operating risks.

11. Technology and Internet

1H03 investments in technology and system infrastructure totaled some R$55.2 million. The major investments were in mainframe hardware (R$13.5 million), infrastructure (R$6.2 million), and management information systems – MIS (R$5.5 million).

Unibanco’s Internet Banking user base continued to expand and reached 1.1 million people in June 2003, 43% above the number of June of last year (774,000). The number of transactions reached 47 million in 1H03, 52% above the number attained in the same period of last year. The Internet Banking service for companies, launched in 2002, has more than 100,000 customers, including previous clients of Micro 30 Horas (30-Hour PC) service and new customers.

12. Corporate Governance

Unibanco is listed in the São Paulo Stock Exchange (BOVESPA) since 1968. The Units – which each represent one Unibanco preferred share and one Unibanco Holdings class B preferred share – are listed since 1997. In the BOVESPA, Unibanco’s and Unibanco Holdings’ shares (UBBR3, UBBR4 and UBBR11) traded financial volume was R$285 million in 1H03. In the New York Stock Exchange (NYSE), Unibanco’s and Unibanco Holdings’ Global Depositary Shares – GDS traded financial volume was US$821 million. The GDS (500 Units) program is maintained since 1997.

12.1 – Repurchase Program

In May, Unibanco and Unibanco Holdings concluded their repurchase program launched in February 13, 2003. After a three-month period, 228,000,000 Unibanco’s preferred shares, 167,225,000 Units, and 372,900 GDSs were purchased, at an average cost of R$40.91 for each preferred share, R$98.91 per Unit, and US$13.77 per GDS. The volume repurchased, of approximately R$43 million, represents around 20% of the authorized limit in the repurchase program.

12.2 – Conversion Offer, Exchange Offer and Global Offer

At the Unibanco Holdings extraordinary shareholders meeting held on April 28, 2003, permission was granted to convert class “A” preferred shares into class “B” preferred shares. The ratio of conversion will be one class “B” preferred share for every class “A” preferred share, at the discretion of Commerzbank Aktiengesellschaft, the only stockholder that owns class “A” preferred shares.

On July 10, as the “Company Announcement” published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class “B” preferred shares will have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class “B” share. Units have greater liquidity than Unibanco’s preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class “B” preferred shares, respectively.

Mizuho and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares – GDS, owned by these shareholders.

On August 4 and 8, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

12.3 Unibanco Board of Director and Management

In Unibanco Annual General Meetings on April 28 2003, Pedro Moreira Salles, Gabriel Jorge Ferreira, Tomas Tomislav Antonin Zinner and Israel Vainboim were reelected as Directors of Unibanco’s Board and two external members, Pedro Sampaio Malan and Pedro Luiz Bodin de Moraes, the latter having been appointed by a minority shareholder, were also elected to become members of the board.

Pedro Sampaio Malan, former president of the Brazilian Central Bank and former Minister of Finance became a Vice-Chairman of the Board of Directors. Pedro Luiz Bodin de Moraes, former director of Monetary Policy of the Central Bank, CEO of the former Banco Icatu, and one of the main partners of the Icatu Group holds the position of Director since then.

The Unibanco Board of Directors has thereafter the following structure:
     - Chairman: Pedro Moreira Salles;
     - Vice-chairmen: Gabriel Jorge Ferreira and Pedro Malan;
     - Directors: Israel Vainboim, Tomas Zinner and Pedro Bodin de Moraes

In Unibanco Extraordinary General Meeting, also on April 28 2003, the decision was taken to increase the maximum number of elected bank officers to 122, so as to comply with the norm set forth in the Central Bank’s Circular Letter 3136, which establishes that all bank officers must be statutory.

12.4 – Independent Auditors

So as to safeguard the independence of its external auditors, Unibanco adopts the policy of limiting overall payment for services other than auditing to no more than 5% of the amount paid for the external auditing services. Furthermore, we inform that, for the first half of 2002 and 2003, the only professional services acquired from the said auditors were such as can be properly classified as external auditing.

13. Social Responsibility

The Unibanco Institute, created in 1982, to coordinate a wide range of social initiatives sponsored by the bank, has been reconfigured last year, to concentrate its efforts on education. The renewed goal is to pursue projects related to preparing the youth, not only for the job market but also for a more pro-active citizenship role in society. Just as Moreira Salles Institute became a benchmark in cultural promotion, Unibanco Institute seeks recognition with educational projects as a primary source of transformation.

One of Instituto Unibanco’s programs is Unibanco Ecologia (Unibanco Ecology). Since its beginning 12 years ago, it has helped more than 130 municipalities in Brazil. The program is centered on environment conservation education. Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field and implementing plant nurseries training centers are examples of the type of initiative implemented by Unibanco Ecologia.

During the first half of 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on the cinema, photography, literature, fine arts and Brazilian music. Twenty-six exhibits were held in its facilities, which include four cultural centers and two galleries, in addition to technical reserves of music and photography. Twenty-one of these exhibitions were recently launched, and the other 5 are already part of Unibanco’s integrated circuit. Jointly, they drew roughly 70 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 1.6 million people. Moreover, the Moreira Salles Institute expanded its musical collection by acquiring the collection of the journalist and producer Walter Silva, consisting of 162 magnetic tapes totaling some 700 hours of recordings. Additionally, 30 publications were edited, such as catalogs, folders, bulletins, monthly programs and others.

14. Final comments

We remain fully committed to our objective of maintaining ongoing and balanced organizational growth and we thank our customers for their trust and loyalty. We also thank our stockholders for their support and trust in our management, and our employees and collaborators, who have contributed so much to the substantial development Unibanco has enjoyed.

São Paulo, August 2003

The Board of DirectorsThe
Board of Executive Officers

(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of
Directors of Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have audited the balance sheets, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of June 30, 2003 and 2002, and the related statements of income, changes in stockholders’ equity (Parent Company), and changes in financial position for the six-month periods then ended (all expressed in Brazilian reais). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Bank and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Bank and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to in Paragraph 1 present fairly, in all material respects, the financial position, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of June 30, 2003 and 2002, and the results of their operations, changes in stockholders’ equity (Parent Company) and changes in their financial position for the six-month periods then ended, in conformity with accounting practices adopted in Brazil.

4. Additionally, we have audited the statements of cash flows, Parent Company and Consolidated, for the six-month periods ended June 30, 2003 and 2002, presented in Note 20 to the financial statements, applying the same procedures described in Paragraph 2. These statements, not required by Brazilian Corporate Law, are designed to provide additional information. In our opinion, these statements present fairly, in all material respects, the cash flows, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the six-month periods then ended, in conformity with accounting practices adopted in Brazil.

5. These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, August 11, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011,609/O-8	CRC No. 1 SP 160,203/O-1

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30, 2003 AND 2002
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2003	2002	2003	2002

CURRENT ASSETS	37,071,510	34,102,168	44,921,235	40,129,210

CASH AND DUE FROM BANKS	608,377	1,031,384	796,828	1,218,842

SHORT-TERM INTERBANK INVESTMENTS	10,422,353	7,324,797	8,319,514	4,481,681
Securities purchased under resale agreements	6,496,001	1,308,592	6,191,338	1,313,294
Interbank deposits	3,920,649	5,996,522	2,122,473	3,148,449
Savings deposits	-	-	-	255
Foreign currency investments	5,703	19,683	5,703	19,683

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,595,537	6,485,217	9,445,730	9,834,194
Own portfolio	3,765,169	1,527,190	7,268,085	4,364,823
Subject to repurchase commitments	137,000	3,699,275	290,177	4,054,482
Pledged with Brazilian Central Bank	902,460	587,318	1,016,532	648,467
Pledged under guarantees rendered	447,714	570,146	572,437	620,457
Derivative financial instruments	343,194	101,288	298,499	145,965

INTERBANK ACCOUNTS	4,757,431	2,580,580	4,910,588	2,689,960
Payments and receipts pending settlement	906,505	1,211,581	933,002	1,244,917
Compulsory deposits:
- Brazilian Central Bank	3,833,815	1,321,925	3,959,995	1,389,186
- National Housing System - SFH	5,185	4,061	5,185	4,061
Interbank onlendings	6,359	43,013	6,359	43,013
Correspondent banks	5,567	-	6,047	8,783

INTERDEPARTMENTAL ACCOUNTS	2,760	4,548	6,857	4,733
Third-party funds in transit	157	2,707	267	2,891
Internal transfers of funds	2,603	1,841	6,590	1,842

LENDING OPERATIONS	11,450,532	12,008,593	14,795,467	15,547,776
Lending operations:
- Public sector	35,401	30,622	35,401	30,622
- Private sector	12,223,174	12,794,930	15,975,408	16,858,905
Allowance for lending losses	(808,043)	(816,959)	(1,215,342)	(1,341,751)

LEASING OPERATIONS	-	101	258,765	364,857
Leasing operations:
- Private sector	-	102	270,237	390,372
Allowance for leasing losses	-	(1)	(11,472)	(25,515)

OTHER CREDITS	4,074,016	4,553,245	6,024,510	5,689,334
Foreign exchange portfolio	2,938,212	3,710,428	2,945,390	3,718,959
Income receivable	259,046	311,989	135,573	137,727
Negotiation and intermediation of securities	44,182	73,210	417,989	382,437
Sundry	853,121	482,453	2,547,851	1,485,653
Allowance for other credits losses	(20,545)	(24,835)	(22,293)	(35,442)

OTHER ASSETS	160,504	113,703	362,976	297,833
Other assets	84,649	69,389	206,588	176,222
Allowance for other assets losses	(16,843)	(32,241)	(54,471)	(63,154)
Prepaid expenses	92,698	76,555	210,859	184,765

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30, 2003 AND 2002
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2003	2002	2003	2002

LONG-TERM ASSETS	14,918,358	15,677,946	17,888,007	19,690,936

INTERBANK INVESTMENTS	350,401	64,740	10,707	19,230
Interbank deposits	350,401	64,740	10,707	19,230

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,997,215	7,190,403	6,879,933	9,258,037
Own portfolio	3,549,905	2,906,811	4,023,558	4,098,874
Subject to repurchase commitments	321,874	2,297,972	452,773	2,557,754
Pledged with Brazilian Central Bank	1,636,793	1,500,606	1,681,909	1,692,999
Certificates of privatization	-	65	-	79
Pledged under guarantees rendered	237,408	330,553	510,478	741,784
Derivative financial instruments	251,235	154,396	211,215	166,547

INTERBANK ACCOUNTS	64,546	248,599	64,546	57,604
Compulsory deposits:
- National Housing System - SFH	64,546	57,604	64,546	57,604
Interbank onlendings	-	190,995	-	-

LENDING OPERATIONS	6,289,848	6,173,336	6,754,059	6,587,702
Lending operations:
- Public sector	247,592	273,272	247,592	273,272
- Private sector	6,247,225	6,116,231	6,722,190	6,549,454
Allowance for lending losses	(204,969)	(216,167)	(215,723)	(235,024)

LEASING OPERATIONS	-	-	179,780	244,409
Leasing operations:
- Private sector	-	-	189,444	266,577
Allowance for leasing losses	-	-	(9,664)	(22,168)

OTHER CREDITS	2,199,570	1,978,083	3,963,628	3,475,741
Receivables on guarantees honored	2,333	2,017	2,333	2,017
Foreign exchange portfolio	1,299	2,462	1,299	2,462
Income receivable	6,114	3,190	6,114	4,097
Negotiation and intermediation of securities	-	-	1,331	381
Sundry	2,191,131	1,971,999	3,959,040	3,476,250
Allowance for other credits losses	(1,307)	(1,585)	(6,489)	(9,466)

OTHER ASSETS	16,778	22,785	35,354	48,213
Prepaid expenses	16,778	22,785	35,354	48,213

PERMANENT ASSETS	6,072,251	5,984,784	3,281,951	3,522,267

INVESTMENTS	5,276,436	5,128,839	1,615,676	1,712,891
Investments in subsidiary and associated companies	3,899,168	3,647,784	56,990	61,239
-Local	2,576,960	2,386,330	48,810	44,659
-Foreign	1,322,208	1,261,454	8,180	16,580
Goodwill on acquisitions of subsidiary companies	1,350,114	1,438,422	1,411,537	1,496,276
Other investments	53,413	88,442	212,879	242,444
Allowance for losses	(26,259)	(45,809)	(65,730)	(87,068)

FIXED ASSETS	371,256	448,183	1,003,637	1,161,967
Land and buildings in use	143,212	166,298	658,302	814,161
Other fixed assets	715,495	682,680	1,237,081	1,098,606
Accumulated depreciation	(487,451)	(400,795)	(891,746)	(750,800)

DEFERRED CHARGES	424,559	407,762	662,638	647,409
Organization and expansion costs	772,911	810,923	1,188,224	1,211,208
Accumulated amortization	(348,352)	(403,161)	(525,586)	(563,799)

T O T A L	58,062,119	55,764,898	66,091,193	63,342,413

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30, 2003 AND 2002
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES	33,479,080	33,655,830	37,333,491	38,403,580

DEPOSITS	14,201,415	12,783,910	14,915,025	14,239,637
Demand deposits	2,916,962	2,035,139	3,133,645	2,714,259
Savings deposits	5,132,696	4,780,898	5,434,731	4,950,364
Interbank deposits	702,562	995,948	74,943	54,392
Time deposits	5,449,195	4,971,925	6,271,706	6,520,622

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,464,050	6,311,355	5,318,723	6,833,071
Own portfolio	512,248	5,513,230	512,758	6,061,856
Third parties portfolio	4,931,095	798,125	4,805,965	771,215
Unrestricted portfolio	20,707	-	-	-

RESOURCES FROM SECURITIES ISSUED	4,025,220	3,107,802	3,825,208	2,676,995
Mortgage notes	697,381	437,228	711,510	445,177
Securities abroad	3,327,839	2,670,574	3,113,698	2,231,818

INTERBANK ACCOUNTS	814,244	1,170,215	842,349	1,254,080
Receipts and payments pending settlement	775,763	1,130,588	820,445	1,171,427
Interbank onlendings	-	-	-	57,645
Correspondent banks	38,481	39,627	21,904	25,008

INTERDEPARTMENTAL ACCOUNTS	468,433	361,241	472,166	361,978
Third-party funds in transit	460,555	353,283	460,849	353,693
Internal transfers of funds	7,878	7,958	11,317	8,285

BORROWINGS	4,009,865	4,935,271	4,029,028	5,083,961
Borrowings in Brazil - governmental agencies	339	451	339	451
Borrowings in Brazil - other institutions	-	-	179,297	207,109
Foreign borrowings	4,009,526	4,934,820	3,849,392	4,876,401

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,491,058	1,269,016	1,701,950	1,366,248
BNDES (National Economic Development Bank)	719,507	528,413	719,507	528,413
FINAME (National Industrial Financing Authority)	758,107	739,569	968,999	836,801
Other	13,444	1,034	13,444	1,034

FOREIGN ONLENDINGS	61,787	-	61,787	-
Foreign onlendings	61,787	-	61,787	-

DERIVATIVE FINANCIAL INSTRUMENTS	93,489	219,347	80,795	222,048
Derivative financial instruments	93,489	219,347	80,795	222,048

OTHER LIABILITIES	2,849,519	3,497,673	6,086,460	6,365,562
Collection of taxes and social contributions	164,464	190,770	165,772	191,982
Foreign exchange portfolio	1,346,876	1,968,880	1,361,548	1,984,853
Social and statutory	212,876	231,022	349,336	303,457
Taxes and social security	230,413	130,958	462,366	376,895
Negotiation and intermediation of securities	575	2,010	412,996	356,636
Accounts payable for purchase of assets	38,836	104,047	39,328	104,632
Technical provisions for insurance and capitalization plans	-	-	1,033,732	921,317
Subordinated debt	9,125	9,037	8,990	9,034
Sundry	846,354	860,949	2,252,392	2,116,756

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30, 2003 AND 2002
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2003	2002

LONG-TERM LIABILITIES	17,723,985	15,805,723	21,083,250	17,890,532

DEPOSITS	10,009,627	7,874,823	9,062,909	7,162,846
Interbank deposits	375,441	8	8,635	6,938
Time deposits	9,634,186	7,874,815	9,054,274	7,155,908

RESOURCES FROM SECURITIES ISSUED	333,728	1,127,783	635,357	1,282,583
Mortgage notes	6,979	3,879	6,979	10,491
Securities abroad	326,749	1,123,904	628,378	1,272,092

BORROWINGS	433,370	941,260	435,099	945,974
Borrowings in Brazil - governmental agencies	960	1,035	960	1,035
Foreign borrowings	432,410	940,225	434,139	944,939

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,229,974	3,238,014	3,500,427	3,362,822
BNDES (National Economic Development Bank)	2,295,742	2,205,657	2,295,742	2,205,657
FINAME (National Industrial Financing Authority)	844,587	958,521	1,115,040	1,083,329
Other	89,645	73,836	89,645	73,836

FOREIGN ONLENDINGS	203,363	-	203,363	-
Foreign onlendings	203,363	-	203,363	-

DERIVATIVE FINANCIAL INSTRUMENTS	128,460	64,277	116,048	23,314
Derivative financial instruments	128,460	64,277	116,048	23,314

OTHER LIABILITIES	3,385,463	2,559,566	7,130,047	5,112,993
Foreign exchange portfolio	1,299	2,319	1,299	2,319
Taxes and social security	207,186	366,477	852,764	919,233
Accounts payable for purchase of assets	41,035	60,827	41,035	60,827
Technical provisions for retirement plan company	-	-	2,682,398	1,643,750
Subordinated debt	822,804	568,880	814,194	568,699
Sundry	2,313,139	1,561,063	2,738,357	1,918,165

DEFERRED INCOME	12,098	41,466	73,405	97,241
Deferred income	12,098	41,466	73,405	97,241

MINORITY INTEREST	-	-	754,091	689,181

STOCKHOLDERS' EQUITY	6,846,956	6,261,879	6,846,956	6,261,879
Capital:	3,690,602	3,690,602	3,690,602	3,690,602
- Local residents	2,615,684	2,601,803	2,615,684	2,601,803
- Foreign residents	1,074,918	1,088,799	1,074,918	1,088,799
Capital reserves	158,275	157,895	158,275	157,895
Revaluation reserve on subsidiaries	-	3,897	-	3,897
Revenue reserves	3,319,559	2,707,592	3,319,559	2,707,592
Unrealized gains and losses - marketable securities and derivative financial instruments	(189,357)	(209,159)	(189,357)	(209,159)
Treasury stocks	(132,123)	(88,948)	(132,123)	(88,948)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	7,601,047	6,951,060

T O T A L	58,062,119	55,764,898	66,091,193	63,342,413

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Amounts expressed in thousands of Reais, except per share data)

	UNIBANCO		UNIBANCO CONSOLIDATED
	2003	2002	2003	2002

REVENUE FROM FINANCIAL INTERMEDIATION	4,390,433	4,073,222	5,570,369	6,099,109
Lending operations	2,188,998	2,520,013	3,575,783	3,772,200
Leasing operations	-	-	40,341	73,050
Marketable securities	940,723	2,165,767	972,546	2,642,517
Derivative financial instruments	891,074	(706,349)	600,270	(499,527)
Foreign exchange transactions	84,370	62,093	95,058	67,862
Compulsory deposits	285,268	31,698	286,371	43,007

EXPENSES ON FINANCIAL INTERMEDIATION	(2,490,552)	(3,473,354)	(2,505,063)	(4,576,400)
Deposits and securities sold	(2,045,425)	(2,571,348)	(1,557,258)	(3,095,653)
Borrowings and onlendings	(146,193)	(401,352)	(251,137)	(450,680)
Provision for lending, leasing and other credits losses	(298,934)	(500,654)	(696,668)	(1,030,067)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,899,881	599,868	3,065,306	1,522,709

OTHER OPERATING INCOME (EXPENSES)	(1,038,466)	(101,609)	(2,041,826)	(820,801)
Services rendered	686,150	599,775	1,368,979	1,233,706
Insurance, annuity products and retirement plans premiums	-	-	1,571,947	1,029,557
Changes in technical provision for insurance,	-
annuity products and retirement plans	-	-	(820,091)	(312,475)
Insurance claims	-	-	(394,046)	(351,844)
Private retirement plans benefits expenses	-	-	(261,996)	(198,431)
Selling, other insurance and private retirement	-
plans expenses	-	-	(132,253)	(73,652)
Credit card selling expenses	-	-	(109,198)	(111,896)
Salaries, benefits, training and social security	(589,471)	(555,858)	(821,368)	(801,102)
Other administrative expenses	(756,724)	(756,821)	(1,339,427)	(1,256,306)
Financial transaction and other taxes	(142,803)	(121,631)	(321,036)	(309,564)
Equity in the results of subsidiary and associated companies	451,981	448,272	4,862	(10,886)
Other operating income	192,268	517,642	257,754	700,525
Other operating expenses	(879,867)	(232,988)	(1,045,953)	(358,433)

OPERATING INCOME	861,415	498,259	1,023,480	701,908

NON-OPERATING INCOME (EXPENSE), NET	3,171	(12,759)	15,780	(7,079)

INCOME BEFORE TAXES AND PROFIT SHARING	864,586	485,500	1,039,260	694,829

INCOME TAX AND SOCIAL CONTRIBUTION	(305,933)	61,891	(371,144)	(49,223)
Provision for income tax	(66,815)	(40,148)	(151,742)	(161,228)
Provision for social contribution	(24,799)	(22,193)	(54,033)	(62,366)
Deferred tax asset	(214,319)	124,232	(165,369)	174,371

PROFIT SHARING	(67,841)	(72,211)	(101,479)	(100,971)
Management	(4,463)	(3,528)	(7,958)	(5,554)
Employees	(63,378)	(68,683)	(93,521)	(95,417)

NET INCOME BEFORE MINORITY INTEREST	490,812	475,180	566,637	544,635

MINORITY INTEREST	-	-	(75,825)	(69,455)

NET INCOME	490,812	475,180	490,812	475,180

Number of outstanding shares (Note 14a)	137,611,422,074	138,546,812,212
Net income per 1,000 shares: R$	3.56	3.43
Net equity per 1,000 shares: R$	49.76	45.20

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

Amounts expressed in thousands of Reais

					Revenue reserves
							Statutory		Unrealized gain and losses - marketable securities and derivative financial instruments
	Capital	Capital increase	Capital reserve	Revaluation reserve	Legal	Special dividends reserve	Other statutory reserves	Treasury stocks		Retained earnings	Total
At January 1, 2002	3,386,274	304,328	157,740	5,124	223,814	63,898	2,017,983	-	(86,768)	-	6,072,393
Capital increase	304,328	(304,328)	-	-	-	-	-	-	-	-	-
Acquisitions of own stocks	-	-	-	-	-	-	-	-	(2,180)	-	(2,180)
Prior year adjustments
.Mark to market adjustments - marketable securities and derivative financial instruments	-	-	-	-	-	-	-	(9,483)	-	77,419	67,936
.Other	-	-	-	-	-	-	-	-	-	9,310	9,310
Realization of revaluation reserve of fixed assets in subsidiary companies	-	-	-	(1,227)	-	-	-	-	-	-	(1,227)
Restatement of exchange membership certificates	-	-	155	-	-	-	-	-	-	-	155
Fair value adjustments - marketable securities and derivative financial instruments	-	-	-	-	-	-	-	(199,676)	-	-	(199,676)
Net income for the period	-	-	-	-	-	-	-	-	-	475,180	475,180
Constitution of reserves	-	-	-	-	23,759	-	378,138	-	-	(401,897)	-
Dividends proposed	-	-	-	-	-	-	-	-	-	(160,012)	(160,012)
At June 30, 2002	3,690,602	-	157,895	3,897	247,573	63,898	2,396,121	(209,159)	(88,948)	-	6,261,879

At January 1, 2003	3,690,602	-	158,059	1,551	274,332	63,898	2,719,177	(259,700)	(88,949)	-	6,558,970
Acquisitions of own stocks	-	-	-	-	-	-	-	-	(43,174)	-	(43,174)
Prior year adjustments	-	-	-	-	-	-	-	-	-	(32,913)	(32,913)
Realization of revaluation reserve of fixed assets in subsidiary companies	-	-	-	(1,551)	-	-	-	-	-	-	(1,551)
Restatement of exchange membership certificates	-	-	216	-	-	-	-	-	-	-	216
Fair value adjustments - marketable securities and derivative financial instruments	-	-	-	-	-	-	-	70,343	-	-	70,343
Net income for the period	-	-	-	-	-	-	-	-	-	490,812	490,812
Constitution of reserves	-	-	-	-	24,541	-	237,611	-	-	(262,152)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(195,747)	(195,747)
At June 30, 2003	3,690,602	-	158,275	-	298,873	63,898	2,956,788	(189,357)	(132,123)	-	6,846,956

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 14b)
	2003	2002
On common shares: R$	1.3611	1.1047
On preferred shares: R$	1.4972	1.2152

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
	2003	2002	2003	2002

FINANCIAL RESOURCES PROVIDED BY:	13,207,276	9,242,171	12,956,555	10,362,730

NET INCOME	490,812	475,180	490,812	475,180

ADJUSTMENTS TO NET INCOME	(46,436)	(529,539)	187,964	202,949
Depreciation and amortization	95,919	94,043	168,676	164,816
Amortization of goodwill on acquisition of subsidiaries	42,146	46,544	39,758	45,052
Exchange losses (gains) on foreign investments	284,459	(216,440)	-	-
Allowance for losses on investments	-	3,839	-	4,205
Equity in the results of subsidiary and associated companies	(451,981)	(448,272)	(4,862)	10,886
Reversal of allowance for other assets losses	(16,979)	(9,253)	(15,608)	(22,010)

CHANGE IN DEFERRED INCOME	-	29,456	9,173	44,623

CHANGE IN MINORITY INTEREST	-	-	41,424	-

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	1,658,868	8,579,459	2,243,725	9,099,757
Deposits	-	2,812,459	-	2,470,672
Resources from securities issued	819,090	-	745,188	662,504
Interbank and interdepartmental accounts	839,778	1,239,618	824,970	1,298,362
Borrowings and onlendings	-	1,058,958	-	1,008,293
Derivative financial instruments	-	201,158	-	101,911
Other liabilities	-	3,267,266	673,567	3,558,015

DECREASE IN ASSETS	10,818,894	10	9,900,173	287,990
Interbank investments	6,886,546	-	7,174,271	196,847
Marketable securities and derivative financial instruments	2,593,905	-	2,123,147	-
Lending operations	631,377	-	382,661	-
Leasing operations	100	10	63,998	91,143
Other credits	693,527	-	127,813	-
Other assets	13,439	-	28,283	-

SALE OF ASSETS AND INVESTMENTS	30,663	83,284	75,551	252,085
Foreclosed assets	16,733	45,218	45,598	104,597
Investments	12,762	36,532	12,188	34,550
Fixed assets	1,168	1,534	17,765	112,938

DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED/PROPOSED FROM SUBSIDIARY AND ASSOCIATED COMPANIES	254,475	604,321	7,733	146

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
	2003	2002	2003	2002

FINANCIAL RESOURCES USED FOR:	13,472,482	9,048,498	13,238,215	10,137,127

DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	195,747	160,012	195,747	160,012

ACQUISITION OF OWN STOCKS	43,174	2,180	43,174	2,180

CHANGE IN DEFERRED INCOME	1,717	-	-	-

CHANGE IN MINORITY INTEREST	-	-	-	344,451

INVESTMENTS IN:	126,793	94,026	137,912	284,157
Foreclosed assets	24,671	20,308	66,307	43,641
Goodwill on acquisition of subsidiaries	-	-	-	53,734
Investments	85,997	29,669	6,107	61,340
Fixed assets	16,125	44,049	65,498	125,442

DEFERRED CHARGES	45,876	70,593	64,087	91,449

INCREASE IN ASSETS	852,340	6,557,731	898,475	8,000,743
Interbank investments	-	1,833,582	-	-
Marketable securities and derivative financial instruments	-	167,303	-	3,424,392
Interbank and interdepartmental accounts	852,340	1,166,183	898,475	1,145,051
Lending operations	-	982,214	-	635,051
Other credits	-	2,370,301	-	2,737,937
Other assets	-	38,148	-	58,312

DECREASE IN LIABILITIES	12,206,835	2,163,956	11,898,820	1,254,135
Deposits	1,758,867	-	2,010,083	-
Securities sold under repurchase agreements	8,259,857	1,607,063	8,487,343	1,254,135
Resources from securities issued	-	556,893	-	-
Borrowings and onlendings	1,303,406	-	1,132,041	-
Derivative financial instruments	476,228	-	269,353	-
Other liabilities	408,477	-	-	-

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(265,206)	193,673	(281,660)	225,603

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the period	873,583	837,711	1,078,488	993,239
At the end of the period	608,377	1,031,384	796,828	1,218,842

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(265,206)	193,673	(281,660)	225,603

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;

  tax credits calculated on temporary differences between book value and tax amounts, and on tax loss carry-forwards; and

  profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed for hedging or to modify characteristics of financial assets or liabilities and (i) are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities, and the corresponding derivative financial instruments, are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The non-effective hedge portion, when applicable, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) are recognized as “Unrealized gains and losses – marketable securities and derivative financial instruments”, so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized in up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) Trading assets

Issuer/Type of investment	Unibanco
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,472,764	1,549,816	4,850,363	4,635,925
Financial treasury bills	1,807	1,811	45,694	45,659
Treasury bills	410,470	410,597	2,134,774	2,109,537
Central bank notes	676,197	712,055	2,138,199	1,992,893
Treasury notes	384,290	425,353	531,696	487,836

Brazilian sovereign bonds	199,327	195,652	-	-

Bank debt securities	20,599	20,799	-	-
Eurobonds	20,599	20,799	-	-

Open mutual funds	-	-	186	186

Total	1,692,690	1,766,267	4,850,549	4,636,111

Issuer/Type of investment	Unibanco Consolidated
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	3,075,326	3,164,771	6,447,540	6,197,168
Financial treasury bills	806,998	807,832	788,619	786,592
Treasury bills	924,062	924,275	2,361,274	2,336,032
Central bank notes	680,579	716,458	2,328,387	2,177,066
Treasury notes	663,687	716,206	969,249	897,467
Other	-	-	11	11

Brazilian sovereign bonds	220,807	217,132	27,788	27,788

Bank debt securities	135,143	135,343	39,273	39,273
Eurobonds	76,944	77,144	38,161	38,161
Time deposits	58,199	58,199	1,112	1,112

Open mutual funds (1)	1,872,662	1,872,662	968,345	968,345

Other	174,627	192,317	126,310	126,309

Total	5,478,565	5,582,225	7,609,256	7,358,883
___________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, independent of their maturity dates, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

Issuer/Type of investment	Unibanco
	2003			2002
	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	732,426	(20,604)	711,822	971,439	(75,165)	896,274
Central bank notes	560,418	1,686	562,104	784,001	(61,066)	722,935
Treasury notes	93,364	(60)	93,304	130,266	(5,298)	124,968
Other	78,644	(22,230)	56,414	57,172	(8,801)	48,371

Brazilian sovereign bonds	175,394	(47,607)	127,787	717,557	(185,591)	531,966

Corporate debt securities	2,205,588	(68,885)	2,136,703	2,512,797	(47,071)	2,465,726
Debentures	2,019,592	(52,106)	1,967,486	2,083,164	(34,525)	2,048,639
Eurobonds	111,781	(10,911)	100,870	193,353	(6,274)	187,079
Other	74,215	(5,868)	68,347	236,280	(6,272)	230,008

Bank debt securities	1,964,994	(8,110)	1,956,884	454,425	(12,366)	442,059
Eurobonds	1,859,746	(8,110)	1,851,636	325,952	(12,366)	313,586
Mortgage notes	105,026	-	105,026	82,257	-	82,257
Time deposits	-	-	-	45,935	-	45,935
Other	222	-	222	281	-	281

Marketable equity securities	190,204	(27,037)	163,167	169,503	(17,910)	151,593

Open mutual funds	6,060	-	6,060	-	-	-

Total	5,274,666	(172,243)	5,102,423	4,825,721	(338,103)	4,487,618

Issuer/Type of investment	Unibanco Consolidated
	2003			2002
	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	1,708,686	(16,054)	1,692,632	1,876,924	(88,662)	1,788,262
Financial treasury bills	659,128	4,446	663,574	736,522	(11,122)	725,400
Central bank notes	597,594	3,048	600,642	817,188	(61,521)	755,667
Treasury notes	365,906	(59)	365,847	258,750	(5,298)	253,452
Other	86,058	(23,489)	62,569	64,464	(10,721)	53,743

Brazilian sovereign bonds	176,416	(47,650)	128,766	718,441	(185,879)	532,562

Corporate debt securities	2,556,459	(76,179)	2,480,280	2,828,648	(55,409)	2,773,239
Debentures	2,274,839	(56,501)	2,218,338	2,357,615	(37,842)	2,319,773
Eurobonds	175,627	(10,898)	164,729	214,682	(8,425)	206,257
Other	105,993	(8,780)	97,213	256,351	(9,142)	247,209

Bank debt securities	385,574	(6,591)	378,983	433,337	(12,385)	420,952
Eurobonds	260,979	(6,591)	254,388	275,783	(12,385)	263,398
Debentures	1,400	-	1,400	-	-	-
Mortgage notes	105,026	-	105,026	82,257	-	82,257
Time deposits	18,165	-	18,165	70,980	-	70,980
Other	4	-	4	4,317	-	4,317

Marketable equity securities	199,508	(31,056)	168,452	186,113	(21,266)	164,847

Open mutual funds (1)	201,623	-	201,623	155,661	-	155,661

Total	5,228,266	(177,530)	5,050,736	6,199,124	(363,601)	5,835,523
___________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

Maturity	Unibanco
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	981,121	976,899	126,438	123,233
Between 3 months and 1 year	1,029,543	1,006,007	510,463	505,952
Between 1 and 3 years	1,540,835	1,510,619	1,762,209	1,645,007
Between 3 and 5 years	1,034,235	985,360	926,661	892,556
Between 5 and 15 years	480,587	454,274	1,318,302	1,169,213
No stated maturity (1)	208,345	169,264	181,648	151,657
Total	5,274,666	5,102,423	4,825,721	4,487,618

Maturity	Unibanco Consolidated
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	694,976	695,690	131,466	128,398
Between 3 months and 1 year	698,402	676,808	692,039	686,272
Between 1 and 3 years	1,171,056	1,138,753	2,138,338	2,020,810
Between 3 and 5 years	1,391,931	1,338,600	1,318,965	1,270,804
Between 5 and 15 years	718,134	690,850	1,513,057	1,358,861
More than 15 years	137,873	137,873	49,895	49,895
No stated maturity (1)	415,894	372,162	355,364	320,483
Total	5,228,266	5,050,736	6,199,124	5,835,523
___________________
(1)	Refers to marketable equity securities and open mutual funds.

(c) Securities held to maturity

(i) By type:

Issuer/Type of investment	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
	Amortized cost
Federal government	3,253,478	3,605,841	4,304,921	4,837,350
Central bank notes	788,541	684,470	1,600,388	1,675,677
Treasury notes	2,464,937	2,921,371	2,687,436	3,143,972
Other	-	-	17,097	17,701

Brazilian sovereign bonds	473,765	268,280	473,765	268,280

Corporate debt securities	357,845	416,296	359,757	443,705
Eurobonds	357,845	416,296	359,757	443,705

Bank debt securities	44,545	5,790	44,545	35,978
Eurobonds	44,545	5,790	44,545	35,978

Total	4,129,633	4,296,207	5,182,988	5,585,313

The fair value of these securities was R$4,217,450 (2002 – R$3,815,693) in Unibanco and R$5,292,720 (2002 – R$5,006,185) in Unibanco Consolidated. The difference between amortized cost and the fair value totaled R$87,817 (gain) (2002 – R$480,514 (loss)) in Unibanco and R$109,732 (gain) (2002 – R$579,128 (loss)) in Unibanco Consolidated and correspondent mainly to bonds issued by the Brazilian federal government.

(ii) By maturity:

Maturity	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
	Amortized cost
Less than 3 months	245,952	110,192	585,258	110,192
Between 3 months and 1 year	1,087,954	856,849	1,235,088	1,084,345
Between 1 and 3 years	1,824,366	2,524,210	2,391,281	3,563,528
Between 3 and 5 years	804,455	703,462	804,455	725,754
Between 5 and 15 years	166,906	101,494	166,906	101,494
Total	4,129,633	4,296,207	5,182,988	5,585,313

(iii)Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define financial ability.

(d) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
By type
Discounted loans and notes	10,083,903	10,830,273	10,285,552	11,149,837
Financing	7,149,691	7,108,230	8,579,016	8,437,051
Agricultural	764,768	704,051	764,768	704,051
Real estate loans	755,030	572,501	755,030	580,968
Credit card	-	-	2,596,225	2,840,346
Total lending operations	18,753,392	19,215,055	22,980,591	23,712,253

Leasing operations	-	102	459,076	656,949
Advances on exchange contracts (1)	1,836,969	1,649,929	1,836,969	1,649,929
Total leasing operations and advances on exchange contracts	1,836,969	1,650,031	2,296,045	2,306,878

Guarantees honored	2,333	2,017	2,333	2,017
Other receivables (2)	282,146	229,158	627,881	261,049
Total other credits	284,479	231,175	630,214	263,066

Co-obligation on credit card customer financing (3)	-	-	287,836	252,973

Total risk	20,874,840	21,096,261	26,194,686	26,535,170

By maturity
Past-due for more than 15 days (Note 5 (d))	532,006	433,953	1,397,118	1,557,944
Falling due:
Less than 3 months (4)	7,886,026	7,388,906	10,930,738	10,527,605
Between 3 months and 1 year	5,816,271	6,752,888	6,555,166	7,229,110
Between 1 and 3 years	4,253,036	3,887,622	4,825,440	4,512,574
More than 3 years	2,387,501	2,632,892	2,486,224	2,707,937
Total risk	20,874,840	21,096,261	26,194,686	26,535,170
___________________
(1)	Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco
	2003		2002
	Value	% of distribution	Value	% of distribution
Manufacturing
Basic metal industries	1,172,580	5.6	683,188	3.2
Paper, pulp and wood products	1,095,208	5.2	940,716	4.4
Chemical and pharmaceutical	1,086,166	5.2	972,141	4.6
Electricity, gas and water	1,082,426	5.2	1,164,984	5.5
Food, beverages and tobacco	1,062,646	5.1	920,725	4.4
Automotive industry	654,026	3.1	1,026,579	4.9
Production of machines and equipment	556,319	2.7	251,418	1.2
Petroleum	477,142	2.3	434,047	2.1
Extractive	419,356	2.0	460,940	2.2
Textiles, clothing and leather goods	274,448	1.3	348,170	1.7
Electronic and communications equipment	250,671	1.2	218,795	1.0
Production of metal goods	196,115	0.9	555,652	2.6
Electric and electronic	126,820	0.6	155,724	0.7
Rubber and plastic	115,344	0.6	87,923	0.4
Other manufacturing industries	17,970	0.1	28,348	0.2
Subtotal	8,587,237	41.1	8,249,350	39.1
Retailers
Wholesale	1,169,432	5.6	1,192,057	5.7
Retail	1,058,639	5.1	849,754	4.0
Lodging and catering services	72,162	0.3	76,632	0.4
Subtotal	2,300,233	11.0	2,118,443	10.1
Financial service
Financial companies	811,406	3.9	818,467	3.9
Insurance companies and private pension funds	14,919	0.1	56,330	0.2
Subtotal	826,325	4.0	874,797	4.1
Residential construction loans	203,450	1.0	96,700	0.5
Other services
Post office and telecommunications	1,189,179	5.7	1,005,920	4.8
Transportation	587,057	2.8	569,726	2.7
Real estate services	378,615	1.8	443,901	2.1
Construction	223,520	1.1	260,038	1.2
Cultural and sports leisure activities	160,258	0.8	415,636	2.0
Health and social services	88,895	0.4	105,928	0.5
Education	75,506	0.4	86,188	0.4
Association activities	74,258	0.4	162,657	0.8
Other services	1,311,847	6.2	1,907,595	9.0
Subtotal	4,089,135	19.6	4,957,589	23.5
Agriculture, livestock, forestry and fishing	764,768	3.7	704,051	3.3
Individual
Consumer loans	3,470,794	16.6	3,553,533	16.8
Residential mortgage loans	632,898	3.0	541,798	2.6
Subtotal	4,103,692	19.6	4,095,331	19.4
Total	20,874,840	100.0	21,096,261	100.0

	Unibanco Consolidated
	2003		2002
	Value	% of distribution	Value	% of distribution
Manufacturing
Basic metal industries	1,193,673	4.6	694,112	2.6
Paper, pulp and wood products	1,137,819	4.4	975,055	3.7
Chemical and pharmaceutical	1,113,975	4.3	999,465	3.8
Food, beverages and tobacco	1,105,217	4.1	957,169	3.6
Electricity, gas and water	1,100,429	4.2	1,180,074	4.4
Automotive industry	666,219	2.5	1,047,290	3.9
Production of machines and equipment	574,762	2.2	261,709	1.0
Petroleum	485,909	1.8	442,439	1.7
Extractive	445,025	1.7	484,060	1.8
Textiles, clothing and leather goods	283,380	1.1	359,072	1.4
Electronic and communications equipment	258,214	1.0	227,605	0.9
Production of metal goods	203,429	0.8	570,063	2.1
Electric and electronic	130,028	0.5	160,227	0.6
Rubber and plastic	126,475	0.5	100,626	0.4
Other manufacturing industries	19,194	0.1	29,457	0.1
Subtotal	8,843,748	33.8	8,488,423	32.0
Retailers
Wholesale	1,285,814	4.9	1,297,822	4.9
Retail	1,143,605	4.4	1,077,495	4.1
Lodging and catering services	79,631	0.3	83,636	0.3
Subtotal	2,509,050	9.6	2,458,953	9.3
Financial service
Financial companies	208,698	0.8	184,623	0.7
Insurance companies and private pension funds	15,299	-	56,805	0.2
Subtotal	223,997	0.8	241,428	0.9
Residential construction loans	203,450	0.8	96,700	0.4
Other services
Post office and telecommunications	1,211,190	4.6	1,026,158	3.9
Transportation	1,079,552	4.1	905,363	3.4
Real estate services	415,026	1.6	478,797	1.8
Construction	257,717	1.0	362,840	1.4
Cultural and sports leisure activities	164,989	0.6	426,160	1.6
Health and social services	97,684	0.4	119,732	0.5
Association activities	96,439	0.4	173,753	0.7
Education	87,212	0.3	95,749	0.4
Other services	1,413,523	5.4	2,040,929	7.4
Subtotal	4,823,332	18.4	5,629,481	21.1
Agriculture, livestock, forestry and fishing	764,768	2.9	704,051	2.7
Individual
Consumer loans	5,260,087	20.1	5,104,803	19.2
Credit card	2,884,061	11.0	3,093,320	11.7
Residential mortgage loans	632,899	2.4	550,266	2.1
Lease financing	49,294	0.2	167,745	0.6
Subtotal	8,826,341	33.7	8,916,134	33.6
Total	26,194,686	100.0	26,535,170	100.0

(c) Concentration of lending, leasing and other credits:

Largest clients	Unibanco				Unibanco Consolidated
	2003		2002		2003		2002
	Value	% of total	Value	% of total	Value	% of total	Value	% of total
10 largest	2,831,245	13.6	2,988,373	14.2	2,381,230	9.1	2,509,300	9.4
50 following	5,166,052	24.7	5,432,082	25.7	5,114,608	19.5	5,219,376	19.7
100 following	3,594,252	17.2	3,351,697	15.9	3,590,386	13.7	3,364,095	12.7
Other clients	9,283,291	44.5	9,324,109	44.2	15,108,462	57.7	15,442,3	58.2
Total	20,874,840	100.0	21,096,261	100.0	26,194,686	100.0	26,535,170	100.0

(d) Components of lending, leasing and other credits by risk level:

Risk level		Unibanco
		2003
			Past-due credits
	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	8,653,394	-	-	8,653,394	41.5	10	-
A	0.5	5,422,094	-	-	5,422,094	26.0	28,819	0.5
B	1.0	2,147,712	73,795	29,541	2,251,048	10.8	22,510	1.0
C	3.0	2,421,204	189,410	90,948	2,701,562	12.9	82,705	3.1
D	10.0	508,788	273,948	55,846	838,582	4.0	187,398	22.4
E	30.0	97,252	64,984	26,982	189,218	0.9	59,474	31.4
F	50.0	119,166	84,571	78,323	282,060	1.4	143,480	50.9
G	70.0	27,655	37,688	27,805	93,148	0.4	66,734	71.6
H	100.0	136,413	84,760	222,561	443,734	2.1	443,734	100.0
Total		19,533,678	809,156	532,006	20,874,840	100.0	1,034,864
% of total risk							5.0%

Risk level		Unibanco
		2002
			Past-due credits
	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,374,619	-	-	10,374,619	49.2	6,800	-
A	0.5	4,075,077	-	-	4,075,077	19.3	20,374	0.5
B	1.0	2,032,148	88,242	19,028	2,139,418	10.1	21,393	1.0
C	3.0	2,845,638	194,148	63,282	3,103,068	14.7	118,709	3.8
D	10.0	205,356	104,190	46,084	355,630	1.7	69,298	19.5
E	30.0	153,744	60,038	26,931	240,713	1.1	95,018	39.5
F	50.0	71,227	64,607	28,197	164,031	0.8	107,122	65.3
G	70.0	133,201	46,379	27,761	207,341	1.0	184,469	89.0
H	100.0	101,302	112,392	222,670	436,364	2.1	436,364	100.0
Total		19,992,312	669,996	433,953	21,096,261	100.0	1,059,547
% of total risk							5.0%

Risk level		Unibanco Consolidated
		2003
			Past-due credits
	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,035,398	-	-	9,035,398	34.5	10	-
A	0.5	8,873,333	-	-	8,873,333	33.9	72,624	0.8
B	1.0	2,227,955	127,798	253,182	2,608,935	10.0	35,056	1.3
C	3.0	2,718,157	241,402	235,775	3,195,334	12.2	120,651	3.8
D	10.0	537,312	291,955	161,940	991,207	3.8	216,201	21.8
E	30.0	109,584	74,123	118,321	302,028	1.1	99,581	33.0
F	50.0	131,162	90,947	179,892	402,001	1.5	205,709	51.2
G	70.0	38,330	42,106	111,965	192,401	0.7	137,102	71.3
H	100.0	165,143	92,863	336,043	594,049	2.3	594,049	100.0
Total		23,836,374	961,194	1,397,118	26,194,686	100.0	1,480,983
% of total risk							5.7%

Risk level		Unibanco Consolidated
		2002
			Past-due credits
	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,735,780	-	-	10,735,780	40.5	6,800	0.1
A	0.5	7,447,087	-	-	7,447,087	28.0	43,273	0.6
B	1.0	2,083,181	151,385	253,021	2,487,587	9.4	26,321	1.1
C	3.0	3,123,844	255,977	225,745	3,605,566	13.6	146,846	4.1
D	10.0	223,146	125,058	172,846	521,050	2.0	102,501	19.7
E	30.0	164,985	70,046	149,516	384,547	1.4	161,732	42.1
F	50.0	81,327	72,412	165,834	319,573	1.2	203,291	63.6
G	70.0	143,055	51,857	156,490	351,402	1.3	296,024	84.2
H	100.0	120,380	127,706	434,492	682,578	2.6	682,578	100.0
Total		24,122,785	854,441	1,557,944	26,535,170	100.0	1,669,366
% of total risk							6.3%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The operations renegotiated during the six-month period ended June 30, 2003 with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$650,029 (2002 – R$709,433) in Unibanco and R$794,131 (2002 – R$912,417) in Unibanco Consolidated. These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Balance at the beginning of the period	1,161,153	937,971	1,590,593	1,538,495
Provision for loan losses	298,934	500,654	696,668	1,030,067
Loan charge-offs	(425,223)	(379,078)	(806,278)	(899,196)
Balance at the end of the period	1,034,864	1,059,547	1,480,983	1,669,366

Loan recoveries (1)	93,018	75,550	180,119	182,713

(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Assets - Other credits
Unsettled exchange purchases	2,299,662	2,678,821	2,306,840	2,687,352
Rights on foreign exchange sold	684,088	1,176,080	691,548	1,183,446
(-) Received advances	(95,277)	(175,749)	(102,737)	(183,115)
Income receivable from advances on exchange contracts	47,260	29,738	47,260	29,738
Other	3,778	4,000	3,778	4,000
Total	2,939,511	3,712,890	2,946,689	3,721,421

Liabilities - Other liabilities
Unsettled exchange sales	649,907	1,201,766	657,354	1,209,142
Obligations for foreign exchange purchased	2,501,301	2,385,338	2,508,526	2,393,932
(-) Advances on exchange contracts	(1,807,976)	(1,620,192)	(1,807,976)	(1,620,192)
Other	4,943	4,287	4,943	4,290
Total	1,348,175	1,971,199	1,362,847	1,987,172

Off-balance sheet
Import credits outstanding	68,649	157,974	83,815	165,459
Confirmed export credits	3,705	1,173	5,993	2,118

(b) Statement of income

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Income from foreign exchange transactions	2,266,300	1,537,179	2,518,543	1,643,817
Expenses from foreign exchange transactions	(2,496,007)	(825,616)	(2,748,435)	(926,120)
Income (expenses) from foreign currency financing	(159,516)	302,087	(159,516)	302,087
Income (expenses) from foreign short-term investments	(40,909)	15,076	(43,852)	15,108
Income (expenses) from obligations with foreign bankers	415,266	(1,026,821)	429,082	(1,027,218)
Other	99,236	60,188	99,236	60,188
Foreign exchange transactions	84,370	62,093	95,058	67,862

7. Other Credits

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Negotiation and intermediation of securities
Debtors - pending settlement	42,435	46,495	403,338	183,562
Financial assets and commodities to liquidate	1,747	26,715	1,747	187,963
Other	-	-	14,235	11,293
Total	44,182	73,210	419,320	382,818
Short-term	44,182	73,210	417,989	382,437
Long-term	-	-	1,331	381

Sundry
Deferred tax (Note 16 (a))	1,361,577	1,219,420	2,546,408	2,317,931
Escrow deposits for civil and labor suits	757,150	532,846	1,427,879	911,006
Prepaid taxes	81,538	85,449	434,174	381,280
Notes and credits receivable	214,153	178,911	555,901	209,257
Receivables from credit card operations	-	-	109,249	142,294
Receivables from purchase of assets	67,993	50,247	71,980	51,792
Government retirement benefit advances	36,334	31,729	36,334	31,729
Salary advances and other	39,289	45,768	60,186	78,503
Other	486,218	310,082	1,264,780	838,111
Total	3,044,252	2,454,452	6,506,891	4,961,903
Short-term	853,121	482,453	2,547,851	1,485,653
Long-term	2,191,131	1,971,999	3,959,040	3,476,250

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2003		2002
	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	3,123,885	8,971,797	2,994,814	8,518,448
Long-term assets	1,719,722	4,939,042	1,601,461	4,555,196
Permanent assets	154	442	222	633
Total assets	4,843,761	13,911,281	4,596,497	13,074,277

Current liabilities	3,320,189	9,535,582	2,838,288	8,073,227
Long-term liabilities	1,039,854	2,986,460	1,309,982	3,726,112
Deferred income	397	1,141	232	659
Branch equity	483,321	1,388,098	447,995	1,274,279
Total liabilities	4,843,761	13,911,281	4,596,497	13,074,277

Net income for the period	142,401	408,976	34,297	97,554

Unibanco’s Board of Directors approved in meetings held on January and May 2003, the distribution of dividends by the Grand Cayman branch in the amount of US$100,000 thousand and the reduction of the Nassau branch’s capital in the amount of US$120,000 thousand, respectively.

Unibanco’s Board of Directors approved in meeting held on May 2003, the reduction of the Nassau branch’s equity in the amount of US$18,342 thousand, as a result of the closing of the New York branch, temporally alocated to the Nassau branch’s equity.

Unibanco’s Board of Directors approved in meeting held on July 2003, the distribution of dividends by the Nassau branch in the amount of US$53,000 thousand.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$620,392 (2002 – exchange gains in the amount of R$476,498) in Unibanco and R$641,938 (2002 – exchange gains in the amount of R$513,335) in Unibanco Consolidated were recognized as “Other operating expenses”, the losses, and as “Other operating income”, the gains. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follow:

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders equity	Adjusted net income (loss)	Equity in results adjustments		Investments value
							Unibanco		Unibanco
	Common	Preferred	Unibanco	Unibanco Consolidated			2003	2002	2003	2002
Subsidiary companies
Unibanco AIG Seguros S.A. (1)	336,204,927	183,958,940	49.700	49.700	1,322,687	137,642	68,408	-	657,369	-
Unipart Participações Internacionais Ltd. (2)	1,302,031	-	100.000	100.000	1,266,427	55,081	54,451	97,698	1,266,427	1,229,580
Unicard Banco Múltiplo S.A. (3) and (8)	117,629,257,620	101,832,650,091	100.000	100.000	825,161	43,071	53,358	1,206	658,420	5,927
Unibanco Representação e Participações Ltda. (4)	123,204,651	895,134	99.999	100.000	379,882	114,873	117,465	177,013	379,882	1,184,948
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	305,807	49,548	49,594	26,878	305,561	224,246
Banco Dibens S.A. (5)	4,313,047,972	-	51.001	51.001	181,975	13,501	6,896	9,053	92,809	87,632
Unibanco Leasing S.A – Arrendamento Mercantil	264,919	-	99.999	99.999	137,285	10,959	10,959	3,712	137,284	109,744
Unibanco Corretora de Valores Mobiliários S.A. (6)	30,000,000	30,000,000	99.999	100.000	74,822	3,339	4,681	1,634	74,822	53,534
Interbanco S.A. (2)	18,999,793	-	99.996	99.999	55,783	6,384	6,384	-	55,781	-
Banco1.net S.A. (7)	34,077,757	-	65.934	65.934	50,695	(2,658)	(2,051)	(4,965)	33,425	26,148
Unibanco Asset Management – Banco de	1,468,400	1,468,405	99.999	99.999	24,094	5,969	5,979	8,250	24,094	17,440
Investimento S.A.
Banco Credibanco S.A. (8)	-	-	-	-	-	25,179	24,897	52,188	-	271,301
Caixa Brasil Participações S.A. (9)	-	-	-	-	-	-	-	70,108	-	311,832
Other	-	-	-	-	-	-	741	1,965	1,885	31,969
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i) (1)
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	702,675	12,945	-	-	-	-
Unicorp Bank & Trust Ltd. (10)	1,750,000	3,250,000	-	100.000	240,672	23,747	-	-	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	176,754	6,728	-	-	-	-
Unibanco Securities Ltd. (11)	17,770,000	-	-	100.000	50,620	11,418	-	(1,746)	-	31,874
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A.	465,403	-	-	100.000	127,588	23,693	-	-	-	-
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	-	100.000	34,170	5,302	-	-	-	-
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Cia. de Capitalização	4,194,130	-	-	99.992	408,895	93,403	-	-	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	215,955	4,380	-	-	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	123,131	623	-	-	-	-
BWU Representação e Participações Ltda.	36,133,577	93,947,299	-	60.000	49,109	(3,257)	-	-	-	-

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders equity	Adjusted net income (loss)	Equity in results adjustments		Investments value
							Unibanco		Unibanco
	Common	Preferred	Unibanco	Unibanco Consolidated			2003	2002	2003	2002
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito (1)	12,937,771	-	33.333	33.333	417,917	136,330	45,443	-	139,306	-
Serasa S.A.	363,690	348,855	-	19.120	139,703	23,249	-	-	-	-
Banco Investcred Unibanco S.A.	95,284	-	49.997	49.997	130,910	13,801	6,899	4,090	65,451	56,565
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	118,503	5,944	-	-	-	-
Redecard S.A.	199,990	400,000	-	31.943	69,127	52,982	-	-	-	-
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.499	12.499	53,225	5,400	675	298	6,653	5,044
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	27,834	552	-	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	-	49.998	32,278	8,002	-	-	-	-
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	-	50.000	30,916	7,652	-	-	-	-
Other	-	-	-	-	-	-	(2,798)	890	-	-
Total							451,981	448,272	3,899,168	3,647,784

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders equity	Adjusted net income (loss)	Equity in results adjustments		Investments value
							Unibanco		Unibanco Consolidated
	Common	Preferred	Unibanco	Unibanco Consolidated			2003	2002	2003	2002
Associated companies
AIG Brasil Cia. de Seguros	54,213,933	-	-	49.999	87,610	9,504	4,752	119	43,804	35,663
Other	-	-	-	-	-	-	110	(11,005)	13,186	25,576
Total							4,862	(10,886)	56,990	61,239

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) In July 2002, the capital of Unibanco Representação e Participações Ltda. was reduced through cancellation of 711,495,001 quotas in exchange for Unibanco AIG Seguros S.A.’s shares and Credicard S.A. Administradora de Cartões de Crédito’s shares at their book value as of June 30, 2002.

(2) In February 2003, Unipart Participações Ltd’s capital was reduced in exchange of Interbanco S.A.’s shares to Unibanco.

(3) The difference between the net income and the equity in result adjustments and the equity and the investment resulted mainly from the gains to be realized on the sale of companies within of Unibanco’s group, that are being recognized in line with goodwill amortization, calculated on the same dates.

(4) In March 2003, Unibanco acquired 895,134 preferred quotas issued by Unibanco Representação e Participações Ltda., at their book value.

(5) In February and April 2003, the capital was increased by R$49,706, with the issue of 2,179,469,080 new common shares.

(6) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates recognized directly to net equity of the investee company.

(7) In January 2003, Unibanco acquired 218,798 shares issued by Banco1.net S.A., at their book value. In April 2003 the capital of Banco1.net S.A. was increased by R$12,000 and 12,083,484 new common shares were issued, integrally subscribed by Unibanco.

(8) In April 2003, Banco Credibanco S.A. was merged into Banco Bandeirantes S.A. and the company name was changed to Unicard Banco Múltiplo S.A.

(9) Companies merged by Unibanco on October 2002.

(10) In April 2002, Unipart Participações Internacionais Ltd. acquired the remaining 24.5% of the total capital of Unicorp Bank & Trust Ltd. for US$36,000 thousand with goodwill, of US$18,844 thousand, which is being amortized in 10 years. As a result of this transaction, Unipart Participações Internacionais Ltd. own 100% of Unicorp Bank & Trust Ltd.

(11) In September 2002, Unipart Participações Internacionais Ltd. acquired 100% of the total capital of Unibanco Securities Ltd. from Unibanco at their book value.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statement and the amount amortized during the period were as follows:

	Balance to be amortized		Amortization during the period
	2003	2002	2003	2002
Bandeirantes	900,831	923,537	24,258	23,027
Fininvest	358,230	375,314	9,330	7,754
Other	152,476	197,425	6,170	14,271
Total	1,411,537	1,496,276	39,758	45,052

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are readjusted using the saving deposits index, plus average interest of 17.86% per annum, and are payable up to October 18, 2004.

(b) Euronotes

		Unibanco		Unibanco Consolidated
Maturity	Currency	2003	2002	2003	2002
Less than 3 months	US$	930,793	845,360	795,180	592,137
	EUR	252,733	65,247	252,727	65,247
		1,183,526	910,607	1,047,907	657,384

From 3 to 12 months	US$	1,366,185	1,074,642	1,289,748	921,520
	EUR	582,251	68,639	580,166	68,437
		1,948,436	1,143,281	1,869,914	989,957

From 1 to 3 years	US$	231,474	658,587	524,610	841,331
	EUR	12,153	282,801	12,153	269,114
		243,627	941,388	536,763	1,110,445

From 3 to 5 years	US$	20,177	31,542	28,670	36,053

From 5 to 15 years	US$	39,271	74,227	39,271	82,639

Total		3,435,037	3,101,045	3,522,525	2,876,478

The average interest rate as of June 30, 2003 was 5.20% per annum in Unibanco and 5.70% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$159,020 (2002 – R$562,184) in Unibanco and Unibanco Consolidated, are issued by the Grand Cayman branch and are payable up to August 13, 2003, with interest rates between 1.94% and 2.00% per annum.

(d) The other issues totaled R$60,531 in Unibanco and in Unibanco Consolidated (2002 – R$131,249 in Unibanco and R$65,248 in Unibanco Consolidated) with maturities up to July 11, 2005 and an average interest rate of 11.20% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.25% per annum.

12. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the success probability of the lawsuits based on the advice of external counsel. Provisions recorded and respective changes in the period were as follows:

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Balance at the beginning of the period	650,921	648,680	1,546,176	1,471,784
Provisions existent in acquired companies	-	-	-	2,122
Provision charged	163,599	129,466	312,050	221,891
Payments	(49,728)	(30,378)	(84,820)	(37,665)
Reversal of provisions	(17,782)	-	(17,782)	(26,804)
Balance at the end of the period	747,010	747,768	1,755,624	1,631,328

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes and the probable liability is fully provided, with the provision accrued being reverted when, based on the opinion of legal consultant, the possibility of loss is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The press released months ago, that former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional, however Unibanco had only received the service of one of the processes in August 2003. Unibanco considers this suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco		Unibanco Consolidated
				2003	2002	2003	2002
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	583,525	577,917	574,780	577,733
Subordinated time deposits (2)	December 2002	December 2012	102% of CDI (3)	248,404	-	248,404	-
Total				831,929	577,917	823,184	577,733

(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2)	Subordinated time deposits can be redeemed from December 2007.
(3)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Provision for labor and civil litigation	539,824	381,291	914,263	714,783
Provisions for payroll and administrative expenses	146,190	168,164	208,929	247,691
Amounts payable to associated company	4,376	39,408	-	-
Payable for official agreement	85,164	72,925	85,164	72,925
Payable related to insurance companies	-	-	213,317	260,805
Payable to merchants - credit card	-	-	1,335,244	1,221,897
Sale of rights of receipt of future flow of payment orders abroad (1)	1,772,024	1,137,760	1,772,024	1,137,760
Debt assumption contracts	391,346	-	-	-
Other	220,569	622,464	461,808	379,060
Total	3,159,493	2,422,012	4,990,749	4,034,921
Short-term	846,354	860,949	2,252,392	2,116,756
Long-term	2,313,139	1,561,063	2,738,357	1,918,165

(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, being US$400,000 thousand, bearing three month Libor plus 0.57% per annum, payable quarterly, with final maturity in April 2009; US$120,000 thousand, bearing three month Libor plus 4.25% per annum, payable quarterly, with final maturity in July 2009, and US$105,000 thousand, bearing 6.15% per annum, payable quarterly, with final maturity in July 2009.

14. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2003	2002
	Outstanding shares	Treasury stocks	Total	Total
Common	75,568,744,349	-	75,568,744,349	75,568,744,349
Preferred	62,042,677,725	3,274,411,244	65,317,088,969	65,317,088,969
Total	137,611,422,074	3,274,411,244	140,885,833,318	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2002, in the amount of R$160,012 representing R$1.1047 per 1,000 common shares and R$1.2152 per 1,000 preferred shares. The payment of the dividends was made as of July 31, 2002 and corresponding to 35.45% of the net income for the six-month period, after constitution of legal reserve.

The Unit had dividends of R$2.3352 per 1,000 Units being R$1.1200 from Holdings and R$1.2152 from Unibanco. For each GDS dividends of R$1.16760 were attributed.

On July 21, 2003, the Board of Directors approved the payment interest on capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$195,747, being R$1.361100 (R$1.156935 net of applicable tax) per 1,000 common shares and R$1.497200 (R$1.272620 net of applicable tax) per 1,000 preferred shares.The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$66,544. The payment of interest on own capital was made as of July 31, 2003 and corresponding, net of applicable tax, to 35.68% of the net income for the six-month period, after constitution of legal reserve.

The Unit had interest on capital of R$2.781200 (R$2.364020 net of applicable tax) per 1,000 Units being R$1.284000 (R$1.091400 net of applicable tax) from Holdings and R$1.497200 (R$1.272620 net of applicable tax) from Unibanco. For each GDS there were interest on capital of R$1.390600 (R$1.182010 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

Up to June 30, 2003, 228,000,000 Unibanco preferred shares, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

The fair value of treasury stocks at June 30, 2003, based on the Unit price at June 30, 2003, in São Paulo Stock Exchange, was R$158,743.

(e) Prior year adjustments

In 2002, the prior year adjustments are mainly related to certain adjustment from trading securities and derivative instruments. In 2003 the prior year adjustments are mainly related to change in accounting practice on swap contracts with customers, the results of which are being recognized in accordance with maturities of the operations without fair value adjustments on swap contracts and on the associated asset operations and/or funding. Up to December 2002, also in accordance with the Brazilian Central Bank, the swap contracts were adjusted by their fair value.

(f) Conversion offer, exchange offer and global offer

At the Unibanco Holdings extraordinary shareholders' meeting held on April 28, 2003, permission was granted to convert class "A" preferred shares into class "B" preferred shares. The ratio of conversion will be one class "B" preferred share for every class "A" preferred share, at the discretion of Commerzbank Aktiengesellschaft (Commerzbank), the only stockholder that owns class "A" preferred shares.

On July 10, 2003, as the "Company Announcement" published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class "B" preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class "B" share. Units have greater liquidity than Unibanco's preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, 2003, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, 2003, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class "B" preferred shares, respectively.

Mizuho Corporate Bank, Ltd. (Mizuho) and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, 2003, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares - GDS, owned by these shareholders.

On August 4 and 8, 2003, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

15. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Foreign branches’ and subsidiary companies’ exchange gains (1)	-	476,498	-	513,335
Other financial revenues	117,444	15,661	121,027	21,612
Restatement of taxes carry-forward	-	-	29,291	-
Foreign exchange rate variation on other liabilities	19,789	-	19,789	-
Reversal of provision for fiscal contingencies	17,782	-	17,782	26,804
Dividends received from other investments	-	-	10,157	4,830
Revenue from real estate consortium	-	-	8,771	4,793
Reversal of other operating provisions	8,398	-	8,398	-
Other	28,855	25,483	42,539	129,151
Total	192,268	517,642	257,754	700,525

(1)

The amount of Foreign branches’ and subsidiary companies’ exchange gains and of “Other operating income” of 2002 was increased by R$257,219, related to the reclassification of expenses with the partial hedge on investments abroad to “Derivative financial instruments”, for better comparision with 2003 figures.

(b) Other operating expenses

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Exchange rate losses on branches and subsidiaries abroad	620,392	-	641,938	-
Provision for employees and civil litigations	113,379	92,005	167,142	114,194
Amortization of goodwill on acquired companies	42,146	46,544	39,758	45,052
Third parties services	5,883	4,336	30,620	23,143
Expense related to checks and belling, net	27,007	25,579	27,007	25,579
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	21,111	-	21,111	-
Expenses related to real estate consortium	-	-	7,100	3,883
Foreign exchange losses on other credits	-	-	6,397	-
Foreign exchange losses on other liabilities	-	14,102	-	14,102
Other financial expenses	-	16,922	-	16,922
Other	49,949	33,500	104,880	115,558
Total	879,867	232,988	1,045,953	358,433

16. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	December 31, 2002	Constitution	Realization	June 30, 2003	June 30, 2002
Allowance for lending losses	628,821	187,186	319,180	496,827	502,239
Other provisions not currently deductible	318,888	134,726	165,228	288,386	283,224
Tax loss and negative basis of social contribution carry-forwards	255,320	-	51,823	203,497	81,623
Social contribution carry-forwards (MP2.158-35)	286,683	-	7,440	279,243	286,683
Subtotal	1,489,712	321,912	543,671	1,267,953	1,153,769
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	121,103	-	27,479	93,624	65,651
Net deferred tax assets	1,610,815	321,912	571,150	1,361,577	1,219,420
Total assets	1,610,815			1,361,577	1,219,420

	Unibanco Consolidated
	December 31, 2002	Constitution	Realization	June 30, 2003	June 30, 2002
Allowance for lending losses	780,081	279,919	407,852	652,148	702,350
Other provisions not currently deductible	687,023	195,294	240,093	642,224	710,488
Tax loss and negative basis of social contribution carry-forwards	658,438	69,096	68,800	658,734	449,369
Social contribution carry-forward (MP 2.158-35)	508,500	-	18,210	490,290	508,747
Subtotal	2,634,042	544,309	734,955	2,443,396	2,370,954
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	126,269	7,208	30,295	103,182	66,910
Deferred tax obligations	(45,512)	-	(14,181)	(31,331)	(126,462)
Net deferred tax assets	2,714,799	551,517	751,069	2,515,247	2,311,402
Total assets	2,760,311			2,546,578	2,317,931
Total liabilities	45,512			31,331	6,529

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Deferred tax expected realization at June 30, 2003 was as follow:

	Unibanco			Unibanco Consolidated
Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2003	-	160,888	160,888	5,693	444,078	449,771
2004	10,966	482,091	493,057	23,543	691,520	715,063
2005	15,625	224,734	240,359	30,065	322,710	352,775
2006	26,382	67,037	93,419	43,144	163,194	206,338
2007	40,364	13,490	53,854	59,388	106,133	165,521
2008 to 2012	185,906	40,470	226,376	283,177	164,389	447,566
2013 to 2017	-	-	-	45,280	61,082	106,362
Total	279,243	988,710	1,267,953	490,290	1,953,106	2,443,396

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,051,082 in Unibanco and R$1,939,012 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco	Unibanco Consolidated
	2003	2002	2003	2002
Income before income tax and social contribution, net of profit sharing	796,745	413,289	937,781	593,858
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(270,893)	(140,518)	(318,845)	(201,912)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	(77,798)	281,204	(216,606)	170,833
Interest on own capital paid or (received), net	47,921	(10,160)	83,934	7,893
Deferred tax credits of prior periods	-	-	52,493	-
Permanent differences (net)	(5,163)	(68,635)	27,880	(26,037)
Income tax and social contribution for the period	(305,933)	61,891	(371,144)	(49,223)

17. Commitments and Guarantees

		Unibanco	Unibanco Consolidated
	2003	2002	2003	2002
Co-obligation and risks for guarantees provided	3,751,137	4,528,207	3,988,581	4,686,436
Assets under management (mainly mutual investment funds)	18,768,912	19,449,597	23,024,881	20,055,548
Lease commitments	57,728	26,646	57,728	26,646

18. Related-Party Transactions (Unibanco)

	2003	2002
Assets
Interbank investments	2,766,971	3,011,579
Marketable securities and derivative financial instruments	1,767,438	100,132
Interbank accounts	4,921	190,995
Lending operations	621,509	668,926
Other credits
. Income receivable
Dividends and interest on own capital	159,943	264,516
. Sundry	19,568	29,811
Acquisition of investment (Note 9 (a-10))	-	104,090

Liabilities
Deposits	2,489,495	2,048,509
Securities sold under repurchase agreements	145,837	59,759
Resources from securities issued
. Securities abroad	215,877	602,022
Interbank accounts	17,011	14,841
Borrowings	302,424	313,067
Derivative financial instruments	61,726	68,010
Other liabilities
Negotiation and intermediation of securities	285	279
Subordinated debt	8,745	185
Sundry	395,171	514,549

Revenues
Lending operations	17,643	54,321
Marketable securities	359,813	139,755
Derivative financial instruments	297,104	(191,434)
Services rendered	64,725	53,737

Expenses
Deposits and securities sold	186,996	146,170
Foreign exchange transactions	10,901	14,920
Other administrative expenses	20,775	29,746
Other operating expenses	1,462	1,195

The amounts shown above reflect operations between Unibanco and its subsidiary companies, and have been eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

19. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide basis. In addition, each business division has dedicated risk management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals is to avoid the concentration on clients and particular sectors that Unibanco believes have high risk factors. It has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit. The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit. Credit management in the retail banking business, is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring are used for determination of which collection method or combination of collection methods is the most efficient. The bank had used statistical model in its credit analysis for over 30 years. Stricter standards for originating and managing loan portfolio is imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Also are applied stress tests using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio. Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Also the bank prepares and stores backup files recording all banking activities. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco
	2003		2002
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,271,050	4,272,116	6,061,262	6,059,992
Marketable securities	10,998,323	11,086,140	13,419,936	12,939,422
Lending operations	17,740,380	17,779,421	18,181,929	18,245,596
Derivatives, net	372,480	372,480	(27,940)	(27,940)

Liabilities
Interbank deposits	1,078,003	1,078,004	995,956	995,962
Time deposits	15,083,381	15,093,707	12,846,740	12,844,160
Mortgage notes	704,360	709,503	441,107	440,605
Resources from securities issued abroad	3,654,588	3,685,520	3,794,478	3,732,142
Subordinated debt	831,929	834,801	577,917	492,585
Other liabilities (Note 13 (b))	1,772,024	1,615,740	1,137,760	1,073,245
Treasury stocks	132,123	158,743	88,948	108,437

	Unibanco Consolidated
	2003		2002
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	2,133,180	2,134,247	3,167,679	3,166,409
Marketable securities	15,815,949	15,925,681	18,779,719	18,200,591
Lending operations	21,549,526	21,605,841	22,135,478	22,178,135
Derivatives, net	312,871	312,871	67,150	67,150

Liabilities
Interbank deposits	83,578	83,665	61,330	60,543
Time deposits	15,325,980	15,338,066	13,676,530	13,673,950
Mortgage notes	718,489	723,632	455,668	455,166
Resources from securities issued abroad	3,742,076	3,780,635	3,503,910	3,433,655
Subordinated debt	823,184	826,013	577,733	492,428
Other liabilities (Note 13 (b))	1,772,024	1,679,524	1,137,760	1,073,245
Treasury stocks	132,123	158,743	88,948	108,437

The fair value of marketable securities was based in internal valuation model, established based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period for similar operations.

The fair value of derivatives was based in internal valuation model, established based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2003 in the São Paulo Stock Exchange.

(c) The current notional values and fair value of derivative financial instruments recorded in memorandum accounts at June 30 are as follows:

	Unibanco
	2003		2002
	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	(1,005,936)	(1,005,936)	(6,224,166)	(6,224,166)
Currencies	(181,322)	(181,322)	(836,186)	(836,186)
Interbank interest rate	1,499,223	1,499,223	(3,343,007)	(3,343,007)
Exchange coupon	(2,324,438)	(2,324,438)	(2,044,973)	(2,044,973)
Index	601	601	-	-
Forward contracts	(202,293)	(202,293)	85,443	85,443
Currencies	(202,293)	(202,293)	84,741	84,741
Interbank interest rate	-	-	(2,720)	(2,720)
Fixed interest rate	-	-	3,422	3,422
Swap contracts	256,616	265,266	(250,617)	(27,882)
Currencies	(3,729,914)	(3,758,096)	(4,409,247)	(4,263,245)
Interbank interest rate	2,926,029	2,926,029	4,482,263	4,482,263
Fixed interest rate	(120,729)	(111,982)	(1,048,195)	(984,961)
Other	1,181,230	1,209,315	724,562	738,061
Swap contracts with daily reset	(26,243)	(26,243)	(5,641)	(5,641)
Currencies	2,718,262	2,718,262	211,127	211,127
Interbank interest rate	(2,744,505)	(2,744,505)	(216,768)	(216,768)
Option contracts
Purchased option	681,550	222,656	16,495	16,495
Purchase	632,850	211,616	16,495	16,495
Shares	-	-	1,495	1,495
Currencies	182,000	96,525	-	-
Interbank interest rate index	450,850	115,091	15,000	15,000
Sale	48,700	11,040	-	-
Interbank interest rate index	48,700	11,040	-	-
Sale option	463,500	84,686	15,050	15,050
Purchase	272,600	63,166	15,050	15,050
Currencies	128,000	51,632	-	-
Interbank interest rate index	144,600	11,534	15,050	15,050
Sale	190,900	21,520	-	-
Interbank interest rate index	190,900	21,520	-	-

	Unibanco Consolidated
	2003		2002
	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	(19,942)	(19,942)	(8,372,799)	(8,372,799)
Currencies	(189,938)	(189,938)	(778,488)	(778,488)
Interbank interest rate	2,570,848	2,570,848	(4,910,572)	(4,910,572)
Exchange coupon	(2,401,453)	(2,401,453)	(2,683,739)	(2,683,739)
Index	601	601	-	-
Forward contracts	(202,294)	(202,294)	91,511	91,511
Currencies	(202,293)	(202,293)	84,741	84,741
Interbank interest rate	9,954	9,954	349,726	349,726
Fixed interest rate	(9,955)	(9,955)	(342,956)	(342,956)
Swap contracts	200,939	205,657	(125,978)	67,292
Currencies	(2,350,995)	(2,380,797)	(2,634,615)	(2,518,078)
Interbank interest rate	1,916,333	1,916,333	3,687,081	3,687,081
Fixed interest rate	(573,678)	(566,269)	(1,911,503)	(1,848,270)
Other	1,209,279	1,236,390	733,059	746,559
Swap contracts with daily reset	(26,271)	(26,271)	(5,696)	(5,696)
Currencies	2,755,814	2,755,814	212,271	212,271
Interbank interest rate	(2,782,085)	(2,782,085)	(217,967)	(217,967)
Option contracts
Purchased option	681,550	222,656	16,495	16,495
Purchase	632,850	211,616	16,495	16,495
Shares	-	-	1,495	1,495
Currencies	182,000	96,525	-	-
Interbank interest rate index	450,850	115,091	15,000	15,000
Sale	48,700	11,040	-	-
Interbank interest rate index	48,700	11,040	-	-
Sale option	463,500	84,686	15,626	15,626
Purchase	272,600	63,166	15,626	15,626
Currencies	128,000	51,632	-	-
Interbank interest rate index	144,600	11,534	15,626	15,626
Sale	190,900	21,520	-	-
Interbank interest rate index	190,900	21,520	-	-

(1)	Include the net of short position (long position).
(2)	For option contracts the fair value refers to the contracted quantity multiplied by the Delta option (partial derivation of premium in relation to the spot price of the respective asset).

On June 30, 2003, there were future operations of R$3,235,674 in Unibanco and R$4,248,311 in Unibanco Consolidated and swap contracts in the amount of R$639,282 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges related to their time deposit indexed to interbank interest rate and IGPM (Market General Price Index), and part of their marketable securities indexed in US dollars. The unrealized loss of these derivatives amounted R$73,539 in Unibanco and R$82,155 in Unibanco Consolidated, net of applicable taxes and minority interest, during the semester, and was recorded in “Unrealized gains or losses – marketable securities and derivative financial instruments”. The hedge’s effectiveness in June 30, 2003, was in accordance with the standards established by the Brazilian Central Bank. On June 30, 2003, Unibanco and Unibanco Consolidated had swap contracts in the amount of R$582,733 accounted for at fair value and recognized as fair value hedge, used to hedge part of their marketable securities, indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$22,412, recorded as a credit in the income of the semester and as a debt in “Marketable securities”. The hedge’s effectiveness in June 30, 2003, was in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments registered in memorandum accounts.

The swap operations associated with funding and/or asset operations and the swap contracts contracted with subsidiary companies are recorded at current notional value and are not adjusted to fair value in accordance with the index variation occurred.

(d) Notional at fair value distributed by trade location

Exposure at fair value	Unibanco
	2003			2002
	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(1,005,936)	-	(1,005,936)	(6,224,166)	-	(6,224,166)
Forward contracts	-	(202,293)	(202,293)	702	84,741	85,443
Swap contracts	(150,721)	415,987	265,266	(35,346)	7,464	(27,882)
Swap contracts with daily reset	(26,243)	-	(26,243)	(5,641)	-	(5,641)
Option contracts
Purchased position	222,656	-	222,656	15,000	1,495	16,495
Sale position	84,686	-	84,686	15,050	-	15,050

Exposure at fair value	Unibanco Consolidated
	2003			2002
	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(19,942)	-	(19,942)	(8,372,799)	-	(8,372,799)
Forward contracts	(1)	(202,293)	(202,294)	6,770	84,741	91,511
Swap contracts	(151,832)	357,489	205,657	(25,647)	92,939	67,292
Swap contracts with daily reset	(26,271)	-	(26,271)	(5,696)	-	(5,696)
Option contracts
Purchased position	222,656	-	222,656	15,000	1,495	16,495
Sale position	84,686	-	84,686	15,050	576	15,626

(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amount pledged to guarantee BM&F transactions were R$439,940 in Unibanco and R$488,105 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Assets
Less than 3 months	101,694	30,145	83,278	45,538
Between 3 months and 1 year	241,500	71,143	215,221	100,427
Between 1 and 3 years	223,850	135,729	186,091	147,881
Between 3 and 5 years	26,034	14,213	23,773	14,213
Between 5 and 15 years	1,351	4,453	1,351	4,453
Total	594,429	255,683	509,714	312,512

Liabilities
Less than 3 months	30,246	125,650	33,333	112,645
Between 3 months and 1 year	63,243	93,697	47,462	109,403
Between 1 and 3 years	119,282	62,169	106,869	21,207
Between 3 and 5 years	6,584	2,107	6,584	2,107
Between 5 and 15 years	2,594	-	2,595	-
Total	221,949	283,623	196,843	245,362

The amounts of receivables under the swap contracts are R$486,911 (2002 – R$255,683) in Unibanco and R$402,195 (2002 – R$312,511) in Unibanco Consolidated and the amounts of payables are R$221,644 (2002 – R$283,565) in Unibanco and R$196,538 (2002 – R$245,219) in Unibanco Consolidated. Option premium received amounts R$1,629 in Unibanco and in Unibanco Consolidated and optionspremium paid amounts R$305 (2002 – R$19) in Unibanco and R$305 (2002 – R$103) in Unibanco Consolidated.The amounts receivable under term contracts are R$105,890 in Unibanco and in Unibanco Consolidated and premium received under swap options contracts are R$40 in Unibanco and in Unibanco Consolidated in 2002.

(f) The maturities of derivative financial instruments recorded in memorandum accounts are as follows:

Exposure at fair value	Unibanco
	2003
	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	(162,272)	(1,243,855)	512,781	(118,257)	5,667	(1,005,936)
Forward contracts	227,969	(472,635)	42,373	-	-	(202,293)
Swap contracts	71,448	71,043	104,568	19,450	(1,243)	265,266
Swap contracts with daily reset	(6,097)	(18,665)	(1,481)	-	-	(26,243)
Option contracts
Purchased position (1)	96,525	126,131	-	-	-	222,656
Sale position (1)	51,632	33,054	-	-	-	84,686

Exposure at fair value	Unibanco
	2002
	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	(3,193,859)	(3,126,856)	96,549	-	-	(6,224,166)
Forward contracts	84,783	282	378	-	-	85,443
Swap contracts	(95,447)	(22,554)	73,560	12,106	4,453	(27,882)
Swap contracts with daily reset	(5,233)	(408)	-	-	-	(5,641)
Option contracts
Purchased position (1)	15,000	-	1,495	-	-	16,495
Sale position (1)	15,050	-	-	-	-	15,050

(1)	For option contracts the fair value refers to the contracted quantity multiplied by the Delta option (partial derivation of premium in relation to the spot price of the respective asset).

Exposure at fair value	Unibanco Consolidated
	2003
	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	130,744	(823,970)	785,874	(118,257)	5,667	(19,942)
Forward contracts	227,968	(472,635)	42,373	-	-	(202,294)
Swap contracts	49,945	60,545	79,222	17,189	(1,244)	205,657
Swap contracts with daily reset	(6,097)	(18,665)	(1,509)	-	-	(26,271)
Option contracts
Purchased position	96,525	126,131	-	-	-	222,656
Sale position	51,632	33,054	-	-	-	84,686

Exposure at fair value	Unibanco Consolidated
	2002
	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	(3,621,931)	(4,729,752)	114,952	(136,068)	-	(8,372,799)
Forward contracts	84,955	5,800	756	-	-	91,511
Swap contracts	(66,965)	(8,976)	126,674	12,106	4,453	67,292
Swap contracts with daily reset	(5,233)	(463)	-	-	-	(5,696)
Option contracts
Purchased position	15,000	-	1,495	-	-	16,495
Sale position	15,626	-	-	-	-	15,626

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies. Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

20. Statements of Cash Flows

	Unibanco
	2003	2002
Operating activities
Net income	490,812	475,180
Fair value adjustment – Trading securities and derivatives	(69,906)	259,065
Provision for loan losses	298,934	500,654
Deferred taxes	214,319	(124,232)
Reversal of foreclosed assets provision	(16,979)	(9,253)
Loss on sale of foreclosed assets and fixed assets	11,689	19,893
Amortization of goodwill on subsidiaries acquired	42,146	46,544
Equity in results of subsidiary and associated companies	(451,981)	(448,272)
Exchange gain on foreign investments	284,459	(216,440)
Provision for losses on investments	-	3,839
Depreciation and amortization	95,919	94,043
Changes in assets and liabilities
Decrease (increase) in interbank investments	6,886,546	(1,833,582)
Decrease (increase) in marketable securities and derivative financial instruments	2,664,895	(1,022,556)
Decrease (increase) in Central Bank compulsory deposits	(50)	115,986
Net change in interbank and interdepartmental accounts	(12,512)	(42,551)
Decrease (increase) in lending operations	307,947	(1,502,009)
Decrease in leasing operations	-	12
Net change in foreign exchange portfolio	(18,453)	(511,273)
Decrease (increase) in other credits and other assets	(226,193)	399,867
Increase (decrease) in other liabilities	(181,318)	2,048,258
Increase (decrease) in deferred income	(1,717)	29,456
Net cash provided by (used in) operating activities	10,318,557	(1,717,371)

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	294,136	472,455
Proceeds from sale of foreclosed assets	12,506	25,325
Purchase of/capital increase on investments in subsidiary and companies	(83,394)	(12,301)
Proceeds from sale of/capital decrease in subsidiary and associated companies	4,925	14,880
Purchase of other investments	(1)	(17,368)
Proceeds from sale of other investments	284	5,349
Purchase of fixed assets	(14,574)	(44,049)
Proceeds from sale of fixed assets	1,043	1,534
Deferred charges	(45,876)	(70,593)
Net cash provided by investing activities	169,049	375,232

Financing activities
Increase (decrease) in deposits	(1,758,867)	2,812,459
Decrease in securities sold under repurchase agreements	(8,259,857)	(1,607,063)
Increase (decrease) in resources from securities issued	819,090	(556,893)
Increase (decrease) in borrowings and onlendings	(1,303,406)	1,058,958
Purchase of own stocks	(43,174)	(2,180)
Dividends paid	(206,598)	(169,469)
Net cash provided by (used in) financing activities	(10,752,812)	1,535,812

Net increase (decrease) in cash and due from banks	(265,206)	193,673

Cash and due from banks at the beginning of the period	873,583	837,711
Cash and due from banks at the end of the period	608,377	1,031,384
Net increase (decrease) in cash and due from banks	(265,206)	193,673

	Unibanco Consolidated
	2003	2002
Operating activities
Net income	490,812	475,180
Fair value adjustment – Trading securities and derivatives	(211,575)	331,403
Provision for loan losses	696,668	1,030,067
Technical provisions for insurance, annuity products and retirement plans	820,091	312,475
Deferred taxes	165,369	(174,371)
Provision of foreclosed assets provision	(15,608)	(22,010)
Loss on sale of foreclosed assets and fixed assets	4,626	14,362
Amortization of goodwill on subsidiaries acquired	39,758	45,052
Equity in results of subsidiary and associated companies	(4,862)	10,886
Exchange gain on foreign investments	-	(1,587)
Loss on sale of investments	67	-
Provision for losses on investments	-	4,205
Depreciation and amortization	168,676	164,816
Minority interest	45,735	69,455
Changes in assets and liabilities
Decrease in interbank investments	7,174,271	196,847
Decrease (increase) in marketable securities and derivative financial instruments	2,344,337	(4,267,448)
Decrease (increase) in Central Bank compulsory deposits	(33,469)	124,487
Net change in interbank and interdepartmental accounts	(40,036)	28,824
Increase in lending operations	(368,897)	(1,727,480)
Decrease in leasing operations	51,400	96,195
Net change in foreign exchange portfolio	(45,743)	(482,034)
Increase in other credits and other assets	(679,216)	(154,723)
Increase in other liabilities	333,643	1,878,915
Increase in deferred income	9,173	44,623
Net cash provided by (used in) operating activities	10,945,220	(2,001,861)

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	18,934	3,948
Proceeds from sale of foreclosed assets	42,414	90,235
Purchase of/capital increase on investments in subsidiary and companies	(356)	(28,816)
Goodwill on acquisition of subsidiary companies	11,632	(53,734)
Proceeds from sale of/ capital decrease in subsidiary and associated companies	52	8,516
Purchase of other investments	(5,751)	(32,524)
Proceeds from sale of other investments	1,988	25,202
Purchase of fixed assets	(65,498)	(125,442)
Proceeds from sale of fixed assets	16,323	129,749
Deferred charges	(64,087)	(91,449)
Minority interest	(4,311)	(413,906)
Net cash used in investing activities	(48,660)	(488,221)

Financing activities
Increase (decrease) in deposits	(2,010,083)	2,470,672
Decrease in securities sold under repurchase agreements	(8,487,343)	(1,254,135)
Increase in resources from securities issued	745,188	662,504
Increase (decrease) in borrowings and onlendings	(1,132,040)	1,008,293
Purchase of own stocks	(43,174)	(2,180)
Dividends paid	(250,768)	(169,469)
Net cash provided by (used in) financing activities	(11,178,220)	2,715,685

Net increase (decrease) in cash and due from banks	(281,660)	225,603

Cash and due from banks at the beginning of the period	1,078,488	993,239
Cash and due from banks at the end of the period	796,828	1,218,842
Net increase (decrease) in cash and due from banks	(281,660)	225,603

21. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most relevant Unibanco’ subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman); brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	13,748,093	13,277,848
Cash and due from banks	183,458	138,242
Interbank investments	1,751,409	2,679,357
Marketable securities	8,028,941	7,173,542
Interbank accounts	137,402	76,237
Lending and leasing operations	3,120,711	2,976,437
Other credits and other assets	526,172	234,033
Permanent assets	97,269	75,859
Total	13,845,362	13,353,707

Liabilities
Current and long-term liabilities	11,083,456	10,555,607
Deposits	1,554,806	1,849,303
Securities sold under repurchase agreements	498,347	870,142
Resources from securities issued	3,398,482	3,061,615
Interbank accounts	31,987	17,332
Borrowings and onlending in Brazil – Governmental agencies	2,756,574	2,871,161
Derivative financial instruments	3,490	3,237
Other liabilities	2,839,770	1,882,817
Deferred income	12,754	16,159
Minority interest	4	3
Stockholders’ equity	2,749,148	2,781,938
Total	13,845,362	13,353,707

Combined statement of income	2003	2002
Revenue from financial intermediation	764,306	443,097
Expenses on financial intermediation	(195,420)	(177,168)
Provision for lending, leasing and other credits losses	(60,073)	(30,336)
Salaries, benefits, training and social security and other administrative expenses	(33,129)	(29,387)
Other operating income (expenses)	(6,665)	(4,707)
Non-operating income, net	(542)	114
Profit sharing	(12)	(317)
Minority interest	-	(1,186)
Net income for the period	468,465	200,110

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet	2003	2002
Assets
Current and long-term assets	5,208,527	3,844,493
Cash and due from banks	11,294	5,198
Marketable securities	4,384,762	2,992,861
Other credits and other assets	812,471	846,434
Permanent assets	248,594	292,111
Total	5,457,121	4,136,604

Liabilities
Current and long-term liabilities	4,134,219	2,953,063
Other liabilities	658,760	613,715
Technical provisions for insurance and retirement plans	3,475,459	2,339,348
Stockholders’ equity	1,322,902	1,183,541
Total	5,457,121	4,136,604

Statement of income	2003	2002
Revenue from financial intermediation	416,197	242,846
Provision for lending, leasing and other credits losses	2,196	1,444
Insurance and retirement plans premiums	1,438,523	902,640
Changes in technical provision for insurance and retirement plans	(718,292)	(220,566)
Insurance claims	(394,046)	(351,844)
Private retirement plans benefits expenses	(261,996)	(198,431)
Salaries, benefits, training and social security and other administrative expenses	(118,547)	(103,621)
Other operating income (expenses)	(193,964)	(134,143)
Non-operating income, net	6,142	29,654
Income tax and social contribution	(29,120)	(35,964)
Profit sharing	(9,451)	(6,486)
Net income for the period	137,642	125,529

(c) Credit card companies, including the jointly controlled companies as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	4,055,877	2,505,500
Cash and due from banks	4,037	7,845
Interbank investments	46,379	2,511
Marketable securities	793,086	454,993
Interbank and interdepartmental accounts	14,052	10,329
Lending operations	1,616,085	1,480,619
Other credits and other assets	1,582,238	549,203
Permanent assets	280,101	291,943
Total	4,335,978	2,797,443

Liabilities
Current and long-term liabilities	3,349,430	2,366,774
Deposits	746,728	576,708
Borrowings	173,535	151,021
Resources from securities issued	584,651	294,374
Interbank and interdepartmental accounts	148	296
Derivative financial instruments	778	-
Other liabilities	1,843,590	1,344,375
Stockholders’ equity	986,548	430,669
Total	4,335,978	2,797,443

Combined statement of income	2003	2002
Revenue from financial intermediation	575,554	622,160
Expenses on financial intermediation	(44,293)	(132,623)
Provision for lending, leasing and other credits losses	(187,011)	(215,133)
Services rendered	339,764	364,619
Salaries, benefits, training and social security and other administrative expenses	(273,935)	(233,362)
Other operating income (expenses)	(211,824)	(168,766)
Non-operating income, net	3,038	7,374
Income tax and social contribution	(54,810)	(68,105)
Profit sharing	(9,849)	(8,878)
Net income for the period	136,634	167,286

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	1,942,434	2,128,772
Cash and due from banks	4,170	6,170
Interbank investments	31,267	88,485
Marketable securities	233,784	240,961
Interbank and interdepartmental accounts	19,605	93,323
Lending operations	1,363,760	1,396,303
Other credits and other assets	289,848	303,530
Permanent assets	144,740	136,697
Total	2,087,174	2,265,469

Liabilities
Current and long-term liabilities	1,715,916	1,984,282
Deposits	1,340,519	1,420,979
Interbank and interdepartmental accounts	14,833	87,685
Borrowings	31,576	92,910
Derivative financial instruments	10,277	5,432
Other liabilities	318,711	377,276
Deferred income	-	13
Minority interest	-	2
Stockholders’ equity	371,258	281,172
Total	2,087,174	2,265,469

Combined statement of income	2003	2002
Revenue from financial intermediation	596,382	640,675
Expenses on financial intermediation	(155,257)	(157,978)
Provision for lending, leasing and other credits losses	(193,059)	(308,012)
Salaries, benefits, training and social security and other administrative expenses	(230,020)	(242,247)
Other operating income (expenses)	50,348	84,962
Non-operating income, net	(83)	(13)
Income tax and social contribution	(7,743)	16,661
Profit sharing	(4,119)	(3,018)
Net income for the period	56,449	31,030

22. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantialy a defined contribution plan.

During the six-month period ended June 30, 2003, the contribution was R$1,297 (2002 – R$522) in Unibanco and R$3,005 (2002 – R$1,936) in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2003, Unibanco granted 849,200,000 (2002 – 622,200,000) stock options, in the form of Units. The term of the exercise is between January 21, 2005 and June 16, 2009, at an average exercise price of R$90.49 (2002 – R$93.19) per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$915,679 (2002 – R$1,364,367), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$587,086 (2002 – R$1,045,628) and the residual value received in advance from these lessees amounts to R$495,794 (2002 – 769,534), classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2003, the insurance coverage on properties and other assets in use totaled R$560,976 (2002 – R$517,587) in Unibanco and R$1,289,327 (2002 – R$1,104,421) in Unibanco Consolidated.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 20, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers